U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                  (Name of Small Business Issuer in its charter)

              Oklahoma                                  33-0704843
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

 8939 South Sepulveda Boulevard, Suite 532, Los Angeles, California     90045
         (Address of principal executive offices)                    (Zip Code)

                   Issuer's telephone number:  (310) 338-0637

         Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
    to be so registered                        each class is to be registered

            None

            None

         Securities to be registered pursuant to Section 12(g) of the Act:

                                   Common Stock
                                  (Title of Class)

                                        None
                                   (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

     The Company is incorporated under the laws of the state of Oklahoma. It was initially incorporated on December 2, 1992 as "Flight Dynamics, Inc.," with its headquarters in Los Angeles, California. On July 16, 1996, the Company filed Amended and Restated Articles of Incorporation to change the Company's name to "Platforms International Corporation." Subsequently, the Company changed its name on August 21, 2000, to "Platforms Wireless International Corporation".

     The Company's principal business is the development, manufacture, and marketing of fully integrated, airborne wireless communications and data relay systems, including supplementary and complementary
technology.   Since April 1996, the Company has operated as a
technology research and development company and has invested its resources in the development, marketing and implementation of the Airborne Relay Communications ("ARC") System. The Company is a development stage company dedicated to the development and marketing of fully integrated, airborne wireless communications and data relay systems. The Company's ARC System is designed for use by hard-line and wireless communications service providers as a more efficient and more cost-effective service alternative, as compared with terrestrial cell towers and communications satellites, particularly for emerging nations and rural areas. The ARC System's ubiquitous coverage can also efficiently and cost-effectively provide the full spectrum of broadband services.

Business of the Company.

     The ARC System is the flagship product of the Company and the strategic focus of its innovative airborne wireless communications technology. This significant technological advance in the field of cellular, broadband and wireless services is a tethered airborne communications platform designed to augment, replace, and/or supplement traditional terrestrial-based telecommunication systems and earth orbiting satellites, at substantially less system acquisition and operational cost, as well as considerably less installation and
deployment time requirements.   The ARC System is designed to operate
at an altitude of 10,000 to 20,000 feet above mean sea level, in a stationary tethered position above the earth, making it more efficient and more cost-effective than any current or planned satellite communications system. The ARC System is modular and designed to be quickly installed and deployed. The platform and payload are recoverable, re-deployable, easily maintained and modified, and telecommunications coverage capabilities and capacities can be easily modified and re-configured as usage patterns change. These advantages, along with flexible state-of-the-art technology, offers telecommunications service providers an efficient and cost-effective solution to the explosive global demand for consumer-affordable, yet service-provider-profitable, telecommunication services, particularly for the emerging nations and rural areas marketplaces.

(a)  Company Products and Technologies.

     The Company's Core Technology-The ARC System: The ARC System is designed to operate aboard a high-altitude platform linked to ground base stations and switches via the Company's proprietary hardware/software uplink/downlink interface system facilities. The ARC System is designed to be capable of transmitting/receiving in many different frequencies and can host a multitude of interchangeable analog and digital payloads (cellular communications, wireless Internet, broadcast, etc.), providing service coverage to a 140-mile diameter area, and servicing up to 125,000 to 500,000 subscribers, depending on the system and antenna beam configuration. Modular, state-of-the-art system architecture allows for rapid, cost-effective implementation, integration, deployment, re-deployment, and modification of system configurations and payloads for both hard-line and wireless systems providers. State-of-the-art, modular system technology enables service providers to efficiently and cost-effectively tailor, modify and maintain the ARC System to rapidly respond to a dynamically shifting and changing telecommunications marketplace.

     The ARC System utilizes unmanned tethered aerostats stationed at an altitude of approximately 10,000 to 20,000 feet above mean sea level. The ARC System provides an efficient and cost-effective alternative for replacing and/or adding telecommunications service coverage and capacity to hard-line and/or wireless infrastructures rapidly, with minimal add-on costs to carriers. In addition to wireless voice services, the ARC System is designed to function as a potential solution platform for other wireless data applications such as wireless Internet.

     The Company's core technology is embodied in the ARC System, which was demonstrated in extensive ground, aerial, and anechoic chamber tests, and certified by LCC and Composite Optics as operational and meeting requirements. The following is a summary of the key design features of the Company's ARC System:

     - Cost-effective, multi-service airborne wireless communications platform.

     - Full range of voice and broadband data communications services.

     - Open, modular, ARC System architecture: (i) facilitates technology maintenance, updates, and enhancements; (ii) allows ARC System recovery and re-use; and (iii) allows efficient, cost-effective operations that minimize deployment time-to-market, and maximize revenues, profits, cash flow and return on investment.

     - Uses of many standard, off-the-shelf parts and components
       (including handsets): (i) promotes wide system acceptance and usage; and (ii), facilitates system interfaces, rapid deployment, and field maintenance support.

     - Modular design makes the ARC System transportable and rapidly deployable to metropolitan areas, as well as to emergency sites, and rural and remote regions with challenging terrain.

     Production of the ARC System: The initial ARC System payload was designed and developed by the Company and was integrated, tested, and certified by one of the leading payload/antenna manufacturers in the world. Working with the Company, it and other manufacturers will continue to assist the Company in the development of state-of-the-art technology to be integrated into the ARC System. The Company intends to maintain and improve its competitive market advantage by continually developing new and more advanced proprietary payload systems and facilities for the wireless voice and data markets. The Company intends to continue to work with manufacturers to produce additional valuable intellectual properties for enhancing the competitive advantages and value of the ARC System. The ARC System tethered aerostat will be manufactured by one or more of the world-leading manufacturers of lighter-than-air platforms.

     Potential Applications: The ARC System is a multi-band and multi-protocol services platform capable of hosting interchangeable telecommunications and digital payloads. Some of the application capabilities of the ARC System are as follows:

     - Wireless voice/data communication services for rural, remote and inhospitable territories.

     - New markets-Transforms previously economically marginalized territories into viable, revenue-generating opportunities.

     - Local telephone companies can rapidly and cost-effectively augment, replace and supplement wire line and/or cellular infrastructures to provide additional services to more subscribers at reduced costs to the service provider.

     - Telephony and cable television operators in emerging nations without adequate infrastructures can deploy services quickly, conveniently, and less expensively than with conventional systems.

     - Cable television operators can offer services via the ARC System
       - eliminating need for coaxial cable distribution to provide additional programming and channel capacity.

     - Cable operators can broadcast television programs directly into homes via the ARC System.

     - Law enforcement agency reconnaissance, imaging and surveillance. For example, the ARC System could be used to monitor indications of illegal activities, track stolen vehicles, monitor special events, track criminal suspects, perform radar and surveillance operations, and a number of other applications.

     - Emerging nations with limited telephone, cable television, and other telecommunication and/or data service infrastructures will be able to establish and provide services rapidly, conveniently, and cost-effectively.

     Manufacturing and Quality Control: Presently, the Company is negotiating contracts with subcontractors, suppliers and assemblers for participation in the building and delivery of ARC Systems to potential customers around the world. Some of the principal suppliers the Company intends to use include, but are not limited to, the following:

Advanced Design Corporation (Radar)
Allied Electronics, Inc.
Anacom Systems Corporation
Andrews
AML Communications, Inc.
Clear Lake Industries
Composite Optics, Inc.
Decibel Products
Fiber Instrument Sales, Inc.
Highland Industries
ILC Dover
Lindstrand Balloons
L3-Narada
Mag Tran Equipment
K & L Microwave, Inc.
Microwave Communications Lab, Inc.
Mini-Circuits
TCOM
Weinschel Corporation

(b)  Company Strategy.

     The Company's objective is to capitalize on the explosive, global demand for wireless communications. The Company believes it can compete effectively in the wireless communications market, and achieve significant growth through the development, manufacturing, implementation and marketing of its ARC System, which it believes will ultimately play a critical role in modern telecommunications networks. The Company has developed a highly focused strategy, which includes the following key elements:

     Create Product Recognition. The Company believes that creating product recognition is critical to attracting clients, service providers, and strategic partners for the Company's ARC System and related products. The Company intends to differentiate the ARC System from its terrestrial competition (cell towers) by emphasizing its superior performance features and cost-effective advantages: rapid System installation and deployment; rapid and greater profitability and return of investment; efficient, modular, scaleable, flexible, recoverable and re-usable, telecommunications payload and delivery vehicle (aerostat); enables profitable expansion into emerging nations and rural areas. The Company intends to use strategic partners and joint ventures to promote, deploy, and support the ARC System worldwide.

     Develop and Expand Product Applications. The Company plans to further develop its ARC System payload/s and delivery vehicle technology to improve cost-effective performance, as well as expand the uses of its technology to create new business opportunities. The Company plans to augment its ARC System technology to capture, manage and expand global wireless telecommunications market opportunities. The Company intends to focus on the development and packaging of multiple, interchangeable wireless communication payloads, wireless Internet services, broadcast, tracking and location systems, high-altitude radar and surveillance applications, and the development and marketing of value-added, innovative hardware and software telecommunications products and services.

     Establish Strategic Relationships. The Company will continue to seek and establish strategic partnerships, cooperative alliances, and joint ventures with leading telecom and advanced technology companies, which can provide knowledge, experience, and human and financial resources to assist and enhance the Company's ability to implement, manage and maintain its ARC System competitive advantage around the world. The Company intends to pursue strategic relationships with telecommunications companies, system integrators, aviation service companies, telecom hardware manufacturers, advanced technology companies, and software developers. The Company has already developed several key strategic alliances with domestic and international companies to assist in the manufacturing, sale, deployment, operations, and maintenance of the ARC System, as well as in the improvement and expansion of its payload and delivery vehicle technologies.

     A key element of the Company's business development strategy is to advance and maximize its core technology through comprehensive research and development programs, and the formulation of strategic partnerships and alliances with world-class technology organizations that can add value to the Company and its innovative airborne wireless communications technology, as well as, facilitate and accelerate the global marketing and distribution of the ARC System.

     The Company's planned strategic partnerships with telecommunications service providers, technology integration partners, aviation manufacturing and management companies, and major telecom equipment manufacturers and suppliers should provide a sound foundation for the long-term development and success of the Company's business plan, and the maintenance and expansion of its competitive margin of advantage around the globe. First-to-market entry positioning should generate enough market momentum to capture the airborne wireless communications market niche leadership position and build a substantial margin of competitive market advantage.

     Expansion Through Acquisitions. The Company may also seek to expand its operations and technology, vertically and horizontally, through acquisition of companies, which the Company believes will provide additional technology, intellectual properties, operational resources, and/or added growth/revenues/profitability advantages. Any decision to make an acquisition will be based on the business prospects and competitive position of the acquisition candidate and the extent to which any such business combination would enhance the Company's prospects and maximize its revenues. Potential acquisition candidates may include companies with advanced technology that can enhance the Company's market position and the margin of competitive advantage of its products. As of the date of this filing, the Company has no firm agreements, commitments, understandings or arrangements with respect to any such potential acquisitions.

(c)  Market Opportunity.

     Wireless Voice: Sales of cellular phones have skyrocketed since the arrival of digital cellular networks. The increase in phone functionality and competitive pricing are attracting millions of new subscribers. According to information obtained from Nokia Mobile Phones, it is estimated that there will be over one billion cellular phone subscribers worldwide by the end of 2002. To satisfy this demand, phone manufacturers are preparing to ramp-up phone production from 300 million phones this year to over 600 million phones per year in 2002, which management believes will significantly increase the global demand for the ARC System. The handset/base station/switch competitive pricing has opened the door for rapid advancement of cellular voice/data services all over the world. However, the capital cost of terrestrial cellular infrastructure has not decreased sufficiently, nor is it expected to in the foreseeable future, for the deployment of cell sites outside of the major cities of emerging nations. Many service providers are now paying fines and/or losing purchased frequency spectrum, as an accepted, normal course of business, for their inability and failure to continue their infrastructure development to the medium/small cities, transportation highways, and rural areas. The ARC System provides the most efficient, low cost solution for the continued deployment of the worldwide cellular infrastructure, to help close the "digital divide."

     Wireless Data: Demand for data services, including high-bandwidth multimedia and rapid Internet connectivity, is growing faster than the demand for voice services, creating new and different opportunities and demands on today's communications networks. Mobile data is gaining attention and management believes it will fundamentally change the way people view cellular communications. Strategy Analytics expects global cellular data revenues to reach some $450 billion by 2010, with entertainment applications surpassing message-oriented services as the dominant revenue source. The ARC System is modular and capable of accepting the upgrades necessary to provide for 3G voice/data services and beyond.

     Broadband Market: Companies that provide high data rate data services in the emerging nations have little choice except for high priced satellite services. The Company believes that presently there is no efficient, cost-effective broadband alternative for customers in emerging nations and rural areas. ARC System communications payloads are being designed and developed to address this significant and growing market opportunity.

(d)  Global Market Opportunity

     The Company expects to capitalize on the emerging global market opportunity in the wireless telecommunications market. Management believes this is one of the most important and fundamental industry-paradigm opportunities in the world today. With the advent of "convergence"; that is, the fusing of three of the most important and powerful industries in the world today: (i) wireless telecommunications; (ii) computers; and (iii) the Internet, the outcome is expected to be an integrated technology super-highway that will inter-connect people, governments and organizations throughout the world. The phenomenon of convergence is expected to fundamentally change the way people conduct business, work, learn, and live in the information age.

     In the world of wireless communications today, there are a number of key factors setting the course and pace of the market:

     - The world is deregulating. Telephone monopolies are finding it more difficult to compete in the global marketplace.

     - Under the 1997 World Trade Organization Agreement, 70 countries, representing 90% of the world telecommunications revenues, agreed to open their telecom markets to laissez-faire competition.

     - Privatization is creating a myriad of new opportunities and intense competition.

     - There are 180 million wireless customers worldwide - 3% market penetration

     - There are 50 million wireless phone users in the U.S. - 18% market penetration.

     - As competition intensifies and profits shrink in developed nations, carriers are scrambling, cutting prices, and offering a myriad of billing packages and discounts that have consumers baffled, and unable to figure out their telephone bills.

     - New, emerging markets in developing nations offer telecommunication carriers a fertile ground for their technology, and the best opportunity for future growth and profits.

     - Growing communications networks in emerging nations enables increased global commerce, medical assistance interaction (Internet assisted diagnostics and even surgeries), and continually expanding educational program opportunities.

All these factors lead management to believe that there is a significant global market potential for ARC Systems.

(e)  Competition

     Competition/Environment: The Company believes that it currently has no direct competition in the airborne cellular telecommunications environment. The Company intends to primarily operate as a supplier to cellular services provider companies. The Company intends to pursue strategic relationships with telecommunications companies, system integrators, aviation service companies, telecom hardware manufacturers, and software developers. The Company has already developed several key strategic alliances with domestic and international companies to assist in the manufacturing, sale, deployment, operations, and maintenance of the ARC System.

     The ARC System offers cellular service providers five key competitive advantages: (i) rapid system installation and deployment;
(ii) complete regional coverage; (iii) lower capital investment, positive cash flow, and greater and quicker overall profitability;
(iv) some of the lowest possible wireless call rates for consumers;
(v) digital divide national infrastructure problem solution.

     - Complete Regional Coverage

     - Seamless coverage (urban, rural, highways, coastal areas)

     - Difficult terrain coverage (valleys, hills, islands)

     - One ARC System payload can cover up to 140 mile diameter area

     - Rapid System Installation and Deployment

     - Time to market: 6 months versus 2 to 3 years by conventional terrestrial approach

     - Fewer sites to select/qualify than terrestrial system

     - Fewer installation and municipal issues (permits, leases) than terrestrial systems

     - Positive Cash Flow and Greater and Quicker Overall Profitability

     - Better and faster return on investment: shorter deployment time plus lower capital costs

     - Rapidly provides for faster subscriber penetration

     - Fewer cell sites than terrestrial systems -- less equipment to purchase

     - Lower operational, security, and maintenance life cycle costs

     - Helps solve national problems associated with rural telecommunications infrastructure development:

     - Reduces infrastructure build-out costs and time for deployment

     - Bridges the "digital divide" for rural areas

     - Stimulates economic growth in rural areas and small enterprises, speeding up the national economic recovery process

     Some of the key factors that will significantly impact and shape competitive strategies in this evolving, dynamically changing and shifting telecom market environment are:

     - The convergence of wireless telecom, computers, and the Internet.

     - Significant breakthroughs in wireless telecommunications technology - i.e., the ARC System.

     - Market entrance of multinational communications/IT conglomerates.

     - Market entrance of smaller and mid-sized carriers.

     - Head-to-head competition between wire and wireless telecommunications carriers.

     - Shrinking call rates and shrinking profits.

     - Industry quest for new sources of revenues and profits

     - Industry service offerings shift to new, more profitable premium services

     - Industry migration  to emerging nations and rural areas.

     - Rapidly changing and shifting market opportunities and players.

     - Industry consolidation, globalization, and simplification.

     Although the Company believes that it has certain competitive advantages, the competition the Company will face in the future is from very large, well capitalized companies, and there can be no assurance that the Company will be successful in its competitive efforts.

     Competitive Advantage: The Company plans to deliver the ARC System worldwide to international telecommunication service providers companies that can benefit from the implementation of the ARC System and the competitive advantages that the ARC System provides. Product/service offerings include complementary and supplementary technology in the following areas: broadband, cellular, landline telecommunications, Internet service providers, telecommunications infrastructures, and various communications equipment options. The ARC System is designed to offer service providers significant competitive advantages, such as speed to market, cost-efficiency over terrestrial technologies, customized structure, unique service offerings, faster and greater return on investment, the ability to use conventional handsets, and the ability to offer one of the most competitive wireless call rates on the market in emerging markets and rural areas.

     Competitive Pricing Elasticity: The ARC System does not require the front-end, long-term multi-year, massive capital investment typically necessary to design, build, deploy, maintain, secure, and update comparable ground-based telecommunication infrastructures. Therefore, consumer service charges will not be burdened with heavy capital investment, maintenance, security, and lease recovery surcharges, allowing for greater overall profitability, superior return on investment, and better cash flow. The ARC System also allows service providers to offer their subscribers some of the most competitive wireless call rates available on the market.

     Strategic Deployment and Market Penetration: The ARC System is designed to be rapidly installed and deployed, easily maintained and enhanced, and it opens new markets by transforming previously economically marginalized territories into viable, revenue-generating, profitable opportunities.

(f)  Employees and Personnel.

     The Company currently employs ten individuals full time. In addition, the Company has consulting arrangements with approximately 20 additional individuals, working in various capacities.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

     During the operational period from April 1996 to the present the Company has achieved Five key goals: (i) formed the organization and formulated the strategies necessary to enable the Company to execute its business plan; (ii) developed sufficient operating capital to launch and carry on operations; (iii) developed, tested, demonstrated/validated, and certified the Company's core technology and principal commercial product: the ARC System; (iv) established the validity and viability of the technology, and the demand for the ARC System in the international wireless telecommunications marketplace;
(v) developed and established an international network of agents and distributors to market and support the ARC System in Asia, Africa, Indonesia, Malaysia, and South America.

     The Company is a development stage enterprise, and it has not generated any revenues to date. The Company has devoted substantially all of its efforts to: (i) structuring and organizing its corporate and business infrastructure; (ii) developing, testing, proving, and certifying its airborne wireless communications technology and principal product: the ARC System; (iii) internationally marketing its principal wireless communications technology and commercial product: the ARC System; and (iv) filing the Company's 10-SB Registration Statement with the SEC, and preparing the Company to apply for relisting on the Over-the-Counter Bulletin Board (the Company was delisted from this exchange as of March 3, 2000).

     In order to qualify for relisting on the Over the Counter
Bulletin Board, the Company must comply with the new eligibility rules of this exchange, which require that all listed companies be "reporting companies." Accordingly the Company is filing this Form
10-SB Registration Statement with the Securities and Exchange
Commission. The Company must respond to all SEC comments on this Registration Statement, and the SEC must have no further comments on this registration statement for the Company to become eligible for relisting.

     Realization of sales of the Company's products in the next 12 months is vital to its plan of operations. The Company believes that its initial revenues will be primarily dependent upon its ability to efficiently and cost-effectively deliver its product to the market. The Company designates as its key priorities for the next twelve months of operations the following: (i) implementing and successfully executing its business and marketing strategy, including successfully developing and marketing its products to establish its going-concern business; (ii) developing relationships with strategic partners; (iii) responding to competitive developments; (iv) attracting, retaining and motivating qualified personnel (this must await further funding for the Company); and (iv) generating revenues and equity/debt capital to finance operations and product development, deliveries, and deployment worldwide.

     Management of the Company also believes that the need for additional capital going forward will be met in part from earnings generated from the sale of its products. The Company currently has no arrangements or commitments for accounts and/or accounts receivable financing. Management believes that available cash resources from the completion of its current private placement will be sufficient to meet its cash flow requirements for the next 12 months. Management has also developed alternate operating capital plans which include, but are not limited to, raising additional debt and equity financing (via a private placement or public offering) and identifying companies with complementary technology and/or services for merger or acquisition with the Company. There can be no assurance that any future financing can be obtained or, if obtained that it will be on reasonable terms.

     The Company incurred significant operating expenses for the 112 months from December 2, 1992 through March 31, 2002 totaling $40,755,483. Expenditures were primarily due to costs incurred for officer compensation, consulting services, contract, and technology buyout with a related party, selling and marketing expenses, and general and administrative expenses. Most of the operating expenses reported in this section consist of costs assigned to the issuance of Rule 144 Restricted common stock for compensation and payment for services. Although the stock issued was restricted with no marketability, for accounting and reporting purposes it was valued and reported at the prevailing market price of unrestricted stock.

     Due to the significant operating expenses, as well as interest expense in the amount of $8,241,801, the Company experienced a net loss of $48,968,841 for this 112-month period. The Company anticipated incurring this loss during its R&D operating period, until
such time as it realizes revenues from the sale of its products.    As
of March 31, 2002, the Company's working capital deficit was $3,398,025, and it had an accumulated deficit of $48,968,841.

     The Company's ability to distribute, and generate awareness of the Company's products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly new companies in new markets. There can be no assurance that the Company will be successful in establishing a base of operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Risk Factors Connected with Plan of Operation.

(a)  Limited Prior Operations, History of Operating Losses, and
Accumulated Deficit May Affect Ability of Company to Survive.

     The Company has had limited operations experience to date. Since the Company's principal activities to date have been limited to organizational activities, research and development, and marketing and prospect development, it has no record of revenue-producing operations. The Company expects to continue to incur losses until it successfully develops, manufactures, leases and/or sells ARC Systems. There is no assurance that the Company will not incur net losses in the future. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can operate profitably, the Company's business will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties typically encountered in the establishment of a new business in a highly competitive industry, characterized by rapid and frequent new product introductions.

     The Company's ability to successfully commercialize the ARC System will depend on, among other things, successful completion of its ongoing product development activities, its ability to manufacture and distribute the ARC System, and the relative cost to the customer of the ARC system vs. alternative competitive products. There can be no assurance that the Company's technology will be successfully commercialized; that it will be successfully marketed, or that it will achieve market acceptance. Thus, there can be no assurance that the Company will achieve or sustain profitable operations.

     The Company incurred a net loss of $18,012,572 for the fiscal year ended June 30, 2000, $10,078,872 for the fiscal year ended June 30, 2001, and $1,961,995 for the nine months ended March 31, 2002. At March 31, 2002, the Company had an accumulated deficit of $48,968,841. This raises substantial doubt about the Company's ability to continue as a going concern.

(b)  Need for Additional Financing May Affect Operations and Plan of
Business.

     Since inception, the Company has financed operations primarily through private placements of common stock, and certain borrowings. In addition, there is a promissory note between the Company and one of its directors (see "Certain Relationships and Related Transactions"). This debt is unsecured, due on demand, and payable in one payment, including principal and interest at maturity, bearing an interest rate of 10%.

     Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. The Company's continued operations, as well as the implementation of its business plan, including completion of the development of its ARC System, implementation of its manufacturing operations, and establishment of the Company's international marketing and distribution network, therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. The Company estimates that it will need to raise approximately $5,000,000 over the next twelve months for such purposes. However, adequate funds may not be available when needed or may not be available on favorable terms to the Company. The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's business plan. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

     If funding is insufficient at any time in the future the Company may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition of the Company. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

(c)  No Assurance of Protection of Proprietary Rights May Affect
Ability to Manufacture Products.

     The Company's success and ability to compete depend, in part, on the protection of its proprietary technology. The Company may file patent applications with the U.S. Patent and Trademark Office to protect its ARC System technology. In addition, the Company has and will continue to protect certain proprietary aspects of its product through nondisclosure agreements with its employees, contractors and other third parties. However, there can be no assurance that any patents or trademarks or copyrights applied for by the Company will be issued or, if issued, will not be invalidated, circumvented or challenged, or that the rights granted therein will provide a competitive advantage to the Company. In addition, there can be no assurance that any application of the Company's technology or licensed technology will not infringe patents or proprietary rights of others. The Company has not undertaken or conducted any comprehensive patent infringement searches or studies. If any third parties hold any conflicting rights, the Company may be required to stop making, using or selling its product or to obtain licenses from and pay royalties to others, which could have a significant and material adverse effect on the Company. Furthermore, in such event, there can be no assurance that the Company would be able to obtain or maintain any such licenses on acceptable terms, if at all.

(d) Reliance on Single Product, No Assurance of Successful and/or Timely Product Development.

     The Company's only proposed product at this time is its ARC System. Reliance on a single product creates significant risks for the Company. The Company's ARC System and proposed enhancements are at various stages of development and additional development and testing will be required in order to determine the technical feasibility and commercial viability of the ARC System capabilities. There can be no assurance that the Company's product development efforts will be successfully completed. The Company's proposed development schedule may be affected by a variety of factors, many of which will not be within the control of the Company, including technological difficulties, access to proprietary technology of others, delays in regulatory approvals, international operating licenses, and the availability of necessary funding. In light of the foregoing factors, there can be no assurance that the Company will be able to complete or successfully commercialize its ARC System. Because the ARC System represents the Company's only Product, the inability of the Company to successfully complete the development of its ARC System or to do so in a timely manner, could force the Company to scale back operations, or cease operations entirely.

(e) No Assurance of Successful Manufacturing May Affect Ability of Company to Survive.

     The Company has no experience manufacturing commercial quantities of products, but management has had experience in this area. The Company has obtained an option on 36,000 - 50,000 square feet of manufacturing and office space in the Houston, Texas Clear Lake area for establishing ARC System airborne payload engineering, manufacturing, testing, R&D, and program management operations. The facility is also planned house ARC System international deployment operations, system operations and maintenance, planning and training. The option to lease additional manufacturing facilities, as well as the planned build-up of additional engineering and operational support organizations and facilities, is expected to take place following the Company's completion of financing programs and/or the receipt of deposits from pending ARC System sales. The Houston Clear Lake/NASA Johnson Space Center location, offers the Company a high-tech environment for engineering, manufacturing, integration, and testing the ARC System payloads and its associated support systems, facilities, and components. However, the Company may not be successful in this planned manufacturing endeavor.

(f) No Manufacturing Experience; Dependence on Outsourced Suppliers and Manufacturing May Affect Ability to Bring Products to Market.

     The Company has never operated a manufacturing and assembly operation. The Company's ARC System consists of hardware parts, components, subsystems, and equipment, many of which, are currently produced by various vendors. The Company currently intends to have some of the components manufactured and assembled for the Company by one or more outside manufacturing contractors. The Company has identified several major vendors that can manufacture and/or assemble some of the ARC System components and has entered into negotiations for design and manufacture of some of these components. Other vendors will be necessary for successful deployment of the ARC System. No assurance can be given that any of these companies will agree to manufacture and assemble components for the ARC System on terms that are acceptable to the Company. Further, there can be no assurance that such vendors will be able to provide the Company with a sufficient number of components on a timely basis to meet the Company's needs. The Company will have only limited control over any vendor as to quality controls, timeliness of production and deliveries and various other factors. Although the Company believes that it can find multiple vendors for the components of the ARC System, the inability of the Company to retain third parties for this purpose on acceptable terms or without any interruption in supply from these vendors could have a material adverse effect on the Company's ability to manufacture the ARC System

     The Company will depend upon a number of suppliers for components of the ARC System. There is an inherent risk that certain components of the ARC System will be unavailable as to prompt delivery or, in some cases, discontinued. Should the availability of certain components be compromised, it could force the Company to develop alternative designs using other components, which could add to its cost of goods sold and/or compromise delivery schedule commitments. Additionally, the Company depends on several engineering consultants to assist in product development and utilization.

(g)  No Assurance of Market Acceptance May Affect Ability to Sell Products.

     The Company's success is dependent on the market acceptance of its ARC System. Despite the increasing demand for wireless communications and data delivery systems, the Company's ARC System represents an advanced approach to wireless communication services, and market acceptance of the Company's ARC System will be dependent upon, among other things, its pricing, return on investment, deployment speed, reliability, and overall cost effectiveness. Even if the advantages of the Company's ARC System are established, the Company is unable to predict how quickly, if at all, the ARC System will be accepted by the marketplace. Because the ARC System represents the Company's only product, the inability of the ARC System to achieve a significant level of market acceptance could force the Company to cease operations.

(h)  Technological Obsolescence May Affect Marketability of Company's
Product.

     Any high technology industry is subject to rapid technological innovation. Consequently, the life cycles of products introduced in this industry can be relatively short. The Company's success depends significantly on its ability to establish and maintain a competitive position in this field. There can be no assurance that the Company's ARC System will remain competitive in light of future technological developments by others. There can be no assurance that the Company's competitors will not succeed in discovering and developing technology more advanced than that offered by the Company, which could render the Company's technology and products obsolete.

(i)  Substantial Competition May Affect Ability to Sell Products.

     The Company has potential competitors both in the United States and abroad. The Company anticipates that mounting industry-wide interest in the ARC System will accelerate as the technology becomes more widely understood and accepted. Therefore, potential competitors may have additional incentive to develop technologies, products and services that compete with those of the Company. There can be no assurance that these competitors will not succeed in developing technologies, products and services that are more effective than those that have been or may be developed by the Company, or that would render the Company's technology, product and services obsolete. Moreover, there can be no assurance that the Company will have sufficient resources to undertake the continuing research and development necessary to remain competitive. In addition, these competitors may have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to and attract customers.

(j)  Government Regulation May Affect the Ability to Conduct Business.

     The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers or licensees would adversely affect the marketing of products and services developed by the Company, and the Company's ability to generate product and service revenues. Furthermore, there can be no assurance that the Company, its customers, collaborators or licensees will be able to obtain necessary regulatory approvals.

     Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators or licensees would adversely affect the marketing of products developed by the Company and the Company's ability to generate product revenues. Violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company's ability to acquire capital, or adversely affect the Company's ability to conduct its business as intended.

     Because the Company has not yet identified all governmental jurisdictions in which it may conduct business, it is presently unable to assess specific regulatory requirements that might have a material adverse impact on its operations. There can be no assurance that such regulations do not exist and/or that any such regulations will be enacted that will have a material adverse impact on the Company and/or its operations.

(k)  Conducting Business Internationally May Affect the Company's
Ability to Conduct Business.

     Because the Company's current product is marketable throughout the world, management anticipates that most, if not all, of the Company's initial revenues and income may come from foreign sources. Because of the Company's involvement in foreign markets, it is subject to the risks inherent in conducting business across international borders, including, but not limited to, currency exchange rate fluctuations, international incidents, military outbreaks, economic downturns, government instability, nationalization of foreign assets, government protectionism and changes in governmental policy, any of which could have a material adverse effect on its business, operations and its prospects for the future.

(l)  Other External Factors May Affect Viability of Company.

     The marketability of the Company's products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect the rate of spending. Factors which leave less money in the hand of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(m) Control by Officers and Directors Over Affairs of the Company May Override Wishes of Other Stockholders.

     The Company's officers and directors beneficially own approximately 47% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control these voting rights will be able, by virtue of their stock holdings, to control and direct the affairs and policies of the Company.

(n) Loss of Any of Current Management Could Have Adverse Impact on Business and Prospects for Company.

     The success of the Company and its business strategy is dependent in large part on its ability to attract and retain key management and operating personnel. Such individuals are in high demand and are often subject to competing employment offers. In particular, the Company's success is dependent on its ability to retain the services of its key executive officers. The Company has employment agreements with its key executive officers. The employment agreements prohibit these executive officers from competing against the Company, directly or indirectly, for a specified period following the termination of their employment with the Company. The employment agreements also prohibit executive officers from disclosing to any third party, without the consent of the Company's board of directors, any confidential information of the Company during or at any time following the termination of their employment. The loss of the services of one or more members of the Company's management team or the inability to hire additional key personnel as needed may have a material adverse effect on the Company's business prospects.

     In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions which affect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(o) Potential Conflicts of Interest May Affect Ability of Officers and Directors to Make Decisions in the Best Interests of Company.

     The members of the board of directors of the Company are or may be subject to various conflicts of interest arising out of their relationship with the Company. The officers and directors of the Company will devote such time, as they deem necessary, to the business and affairs of the Company. Officers and directors of the Company are required by law to deal fairly and in good faith with the Company and they intend to do so. However, in any company, there are certain inherent conflicts between the officers and directors and the investors, which cannot be fully mitigated. Because the officers and directors will engage in operations independent of the Company, some of these activities may conflict with those of the Company. The officers and directors thus may be placed in the position where their decisions could favor their own operations or other operations with which they are associated over those of the Company. Officers and directors of the Company may engage in business separately from activities on behalf of the Company or client entities for which the Company also provides services.

     All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors to the Company, any proposed investments for its evaluation.

(p) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by Company.

     The Company's Articles of Incorporation provide, as permitted by governing Oklahoma law, that a director or officer of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of his or her fiduciary duty of care as a director or officer, with certain exceptions. In addition, the Company has agreed to indemnify its officers and directors to the fullest extent permitted by Oklahoma law. Such provisions may discourage shareholders from bringing a lawsuit against directors for breaches of fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers even though such action, if successful, might otherwise have benefited the Company's shareholders. In addition, a shareholder's investment in the Company may be adversely affected to the extent that costs of settlement and damage awards against the Company's officers or directors are paid by the Company pursuant to such provisions.

(q)  Absence of Cash Dividends May Affect Investment Value of
Company's Stock.

     The board of directors does not anticipate paying cash dividends on the common stock in the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(r) No Assurance of Continued Public Trading Market and Risk of Low Priced Securities May Affect Market Value of Company's Stock.

     Since December 16, 1996, there has been a limited public market for the common stock of the Company. The common stock of the Company is currently traded on the Over the Counter market and quoted on the Pink Sheets LLC. The Company intends to apply for relisting on the Over the Counter Bulletin Board after the Securities and Exchange Commission has no further comments on this Form 10-SB registration statement. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice restrictions on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated
therewith.   The regulations governing low-priced or penny stocks
sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of investors to sell their securities in the secondary market.

(s)  Failure to Maintain Market Makers May Affect Value of Company's Stock.

     If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(t)  The Price per Share for Sales of Unregistered Securities by
Company Less Than Then Current Market Price.

     The price per share of all sales of unregistered, restricted securities by the Company for the past three years have been lower than the then current market price of unrestricted securities. Thus, the Company is not receiving cash, assets, or services which are equivalent to the market price of the unrestricted stock at the time it is issued. However, the board of directors has made a determination that the consideration received by the Company in each instance is adequate and in line with prevailing market conventions. The factors that the board of directors considers when determining the price when shares are issued above are: (a) relative low liquidity of the common stock on the trading exchange (low volume and infrequent execution of trades), and (b) the Rule 144 restricted nature of the shares issued.

(u) Sale of Shares Eligible For Future Sale Could Adversely Affect the Market Price.

     All of the approximately 123,000,000 shares of common stock currently held, directly or indirectly, by management have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the Company, as defined, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume during the four calendar weeks preceding such sale, provided that current public information is then available. If a substantial number of the shares owned by these shareholders were sold under Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

(u)  Pending Securities and Exchange Commission Investigation.

     The Company and its former CEO were notified in March 1999 by the Securities and Exchange Commission of its intention to investigate the Company for possible violations of securities laws. Present management is cooperating fully with the SEC, and as of the date of this Form 10-SB Registration Statement filing, to the best of management's knowledge and belief the SEC has not initiated any civil or administrative proceedings against the Company or any of its directors or officers as a result of this investigation. Under the circumstances, the Company cannot estimate the duration of the investigation or its ultimate outcome. There is no assurance that the Company will not be adversely affected by this investigation. Management has retained independent legal counsel to represent its interests throughout this investigation.

(v) Status as a Pseudo California Corporation Could Adversely Affect the Operation of the Company.

     Section 2115 of the California General Corporation Law subjects foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Section 2115 does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.

     Currently, the Company does meet the requirement of a pseudo
California corporation.   Some of the substantive provisions of
California which apply to the Company include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. In addition, Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors applies to the Company.

Forward Looking Statements.

     The foregoing Plan of Operation contains "forward looking statements." All statements which are not historical facts, are "forward-looking statements," within the meaning of Rule 175 under the Securities Act of 1933, and Rule 3b-6 under the Securities Exchange Act of 1934, and such statements qualify for the Safe Harbor protection afforded under such Acts. Additionally, forward-looking statements are made only as of the date of this Form 10-SB Registration Statement and the Company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances. Forward-looking statements can be identified by the use of forward-looking words, such as "believes," "expects," "expected," "may," "will," "should," "anticipates," "plans," or the negative thereof, or other variations thereof, or comparable words, or any statements related to future plans, strategies, or other business development activities that involve risks and/or uncertainties. Management cautions the reader that "forward-looking statements" including, without limitation, statements regarding the Company's technology, products, marketing plans and strategies, markets for its products and services, and expected, projected results of operations, are all predictions, expectations, and anticipations. No assurances can be given that such predictions, expectations, and anticipations will prove accurate and correct, or that anticipated, projected future results will be achieved. Numerous risk factors can cause actual results to vary materially from the future results indicated, expressed, or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's ability to successfully market its products and services to potential customers; the Company's ability to obtain necessary financing to support corporate operations and finance the acquisition of equipment and systems; the Company's ability to obtain required permits, licenses, and authorizations from foreign regulatory agencies in a timely manner, if at all; the ability of Service Providers to successfully market ARC System wireless communications services to subscribers; the ARC System's ability to cost-effectively and profitably penetrate higher-cost, emerging nations and rural area markets; the unknown impact of unstable, shifting, and unpredictable economic and telecom market conditions in emerging nations; and the unknown impact of probable entry into the market by larger, better capitalized competitors. Therefore, there can be no assurance that the information indicated, expressed, or implied in the forward-looking statements will prove to be accurate or correct. The reader is, therefore, cautioned that future events and actual results can differ materially from those indicated, expressed, or implied in forward-looking statements.

ITEM 3.  DESCRIPTION OF PROPERTY.

Platforms presently occupies offices in the following locations:

U.S. Offices:

Corporate Headquarters
8939 South Sepulveda Boulevard, Suite 532, Los Angeles, California 90045. Approximately 1,000 square feet on a month-to-month rental of $575.00 per month for its principal place of business; subleased from Charles
B. Nelson, the Company's chief financial officer. In addition, the Company pays its chief executive officer $1,000 per month as rent for a home office and furniture.

ARC Technology Center
12130 Highway 3, Building 1
Webster, Texas  77598-1504
Approximately 3,000 square feet on a month-to-month rental of $900.00 per month. The Company has an option on adjoining manufacturing/office space of approximately 36,000 sq. ft.

International Sales Offices:

Avenida Getulio Vargas No. 286, Loja 04
Belo Horizonte - MG, 30112-020
Brazil
Approximately 1,000 square feet with a month-to-month rental of $500.00 per month.

4 Foxwood Crescent Ipswich, IP4 5NY
England
Approximately 1,000 square feet with a month-to-month rental of $500.00 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company as of May 1, 2002 (issued and outstanding common stock of 277,752,454) by
(i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of the Company, and as a group (each person has sole voting power and sole dispositive power as to the shares shown):


Title of         Name and Address                  Amount of       Percent of
Class            of Beneficial Owner               Beneficial         Class
                                                   Ownership(1)

Common Stock     William C. Martin                 63,750,000 (2)     22.95%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Robert D. Perry                   16,500,000 (3)      5.94%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Charles B. Nelson                 12,000,000 (4)      4.32%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     William C, Martin, Jr.            9,000,000 (5)       3.24%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Nelson Wong                       4,500,000           1.62%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Victor L. Ziller                  4,000,000           1.44%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Richard N. Cody, Jr.              3,750,000           1.35%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Forrest W. Brown                  3,500,000           1.26%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Sock      Francois M. Draper               3,500,000            1.26%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Col. Robert Ettinger             2,050,000            0.74%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Robert W. Harris                  500,000             0.18%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common Stock     Donald G. Gravalec                500,000             0.18%
                 8939 S. Sepulveda Blvd.
                 Suite 532
                 Los Angeles, California 92705

Common  Stock    Shares of all directors,       123,550,000           44.48%
                 executive officers, and key
                 consultant as a group
                (12 persons)

(1) Other than as set forth below, none of these security holders has the right to acquire any amount of the Shares from options, warrants, rights, conversion privilege, or similar obligations.

(2) 27,500,000 shares of the total are held in the name of Caleen Peters Martin, Mr. Martin's wife.

(3) 4,000,000 shares of the total amount are held in the name of US Financial Services, a company controlled by Mr. Perry.

(4) All shares are held in the name of Throne Financial, a company controlled by Mr. Nelson.

(5) 6,000,000 shares of the total amount are held in the name of Barclays Management Group, a company controlled by Mr. Martin.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Directors and Executive Officers.

     The names, ages, and respective positions of the directors and executive officers of the Company are set forth below. There are no promoter control persons in the Company. The Directors named below will serve until the next annual meeting of the Company's shareholders or until their successors are duly elected and have qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Directors and Executive Officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

(a)  William C. Martin, Chief Executive Officer/Chairman of the Board.

     Mr. Martin, age 58, has been associated with the Company in a consultative and advisory capacity since September 1997. On March 23, 2000, the board of directors appointed Mr. Martin to the post of chairman of the board and CEO. For the four years prior to joining the Company, Mr. Martin was president & CEO of InterMedia Marketing Corporation, a marketing and management consulting firm specializing in corporate business and capital development. Since his appointment to the position of CEO of the Company, Mr. Martin has managed, helped finance, and directed the Company's corporate infrastructure build-up, including human and financial capital development; technology/product development and deployment; and international marketing and sales startup and deployment activities. Mr. Martin has more than thirty years of corporate management experience, including senior executive credentials in the fields of management, marketing, sales, information technology, communications, corporate finance, mergers and acquisitions, and IPOs. Mr. Martin has a broad spectrum of experience, working with Fortune 500 companies, business development organizations, investment bankers, venture capitalists, and private investor groups. For the past twenty years, Mr. Martin has held senior executive posts at companies such as BOEING, Boole & Babbage, Graphic Arts Systems, IDMS, Orion Capital Corporation, and BBDO.
While at Pace University, New York City Campus (B.B.A./C.P.A. curriculum), Mr. Martin received the New York State Accounting/Auditing Outstanding Student Scholarship Award from the Institute of Internal Auditors, New York Chapter.

(b)  Robert D. Perry, President/Director

     Mr. Perry, age 60, brings more than three decades of experience in systems software, hardware, and communications technology to the Company. Mr. Perry has an extensive and diverse managerial background, including business, operations, marketing, technical support and sales experience. In 1998, Mr. Perry joined the Company as senior vice president of marketing and sales, to assist in the development of the Company's business in the Airborne Wireless
Communications field.    Mr. Perry is the architect of the Company's
new Aerostat Platform Technology, which significantly improved the ARC System's cost/performance.

     From February 1991 to July 1998, Mr. Perry was president and CEO of Oregon Energy Management Systems, working with companies in the arena of energy conservation. This firm was acquired by Pacific Gas
& Electric Company in 1998. Prior to that, he held executive and managerial positions at Motorola, Boeing Corporation, and Boole &
Babbage. Mr. Perry served in Viet Nam, and received an honorable discharge from the United States Navy. He is a graduate of Pacific
Western University with a degree in business administration, and minor in marketing. He is currently completing his masters degree in marketing.

(c)  Charles B. Nelson, Senior Vice President/Chief Financial
Officer/Director

     Mr. Nelson, age 64, has been senior vice president and chief financial officer of the Company since July of 1999 and member of the board of directors since October of 1999. Immediately prior to joining Platforms Wireless International Corporation Mr. Nelson was the CEO of a business-consulting firm located in Los Angeles, California. The firm gave tax advisory services to medium sized firms and helped reorganize and restructure others. Mr. Nelson was actively engaged with this firm from 1976 to the time he joined the Company.

     Mr. Nelson received a bachelor of science degree from California State University at Los Angeles in 1963 and a masters of business administration degree from California State University at Fullerton in 1967. In 1963 Mr. Nelson began his career with the Internal Revenue Service as an agent and tax law instructor. Mr. Nelson left the Internal Revenue Service in 1967 and accepted a position with Alexander Grant & Company, a national certified public accounting firm, as tax manager. Subsequent to his position as tax manager Mr. Nelson acted as the corporate tax director of a large New York Stock Exchange firm with over seventy subsidiaries. Mr. Nelson rose to CEO before he left in 1976 to assume the position of CEO of the business-consulting firm mentioned above.

(d)  Forrest W. Brown, Senior Vice President/ Secretary/Advisory
Counsel/Director.

     Mr. Brown, 56, started with the Company in March 2000. He has managed his own law practice since 1992, serving as legal counsel to a number of prestigious clients, including: Hallmark Aviation (a joint venture between Qantas and DynAir), TRW, Alaska Airlines, Allied Signal, Boeing, Air Portugal and defendants in the tobacco class action litigation. After law school, Mr. Brown was appointed Law Clerk to Judge Charles Clark of the United States Fifth Circuit Court of Appeals. From 1974 to 1992, Mr. Brown was corporate legal counsel for The Garrett Corporation and, after its merger, Allied-Signal Inc., where he practiced primarily in the areas of aviation and international business law. He has lectured at professional meetings throughout the country, including American Bar Association National Institutes, Practicing Law Institute continuing legal education programs, General Aviation Manufacturers Association conferences, and The National Association of Business Insurance Brokers conferences.
Mr. Brown received a bachelor of arts degree in international relations and Russian studies from Kansas University and a juris doctor degree from the University of Texas, where he was an Associate Editor of the Texas Law Review.

(e)  William C. Martin, Jr., Vice President, Corporate Marketing/Director

     Mr. Martin, age 32, joined the Company in May 1998, initially assuming the position of Vice President of Investor Relations. Mr. Martin was instrumental in the implementation of investor relations programs, shareholder meetings, project demonstrations, and the development of the Company's Website and corporate business plan. Mr. Martin was then appointed vice president/business development in March 2000, reporting directly to the president, Robert D. Perry, providing support and procurement of business opportunities. In December 2000, Mr. Martin was elected to the board of directors of the Company. Mr. Martin was appointed vice president of corporate marketing of the Company in January 2001, providing and developing corporate collateral and support to the sales and marketing arm of the organization.

     Prior to joining the Company, Mr. Martin was a financial portfolio manager at a Los Angeles CPA firm, Bernstein, Samuels & Co., from January 1996 to May of 1998. Mr. Martin received a bachelor of science degree in business administration from California State
University, Northridge.

(f)  Donald Gravalec, Vice President/Secretary/General Counsel.

     Mr. Gravalec, age 48, started with the Company in November 2001. He is a California licensed attorney and a real estate broker. He holds an undergraduate degree in business management from Johnson & Wales University in Providence, Rhode Island, and is a 1982 graduate of University of San Diego School of Law. Immediately upon licensure, he began his private practice (which he maintains to this date) in the areas of litigation, business and corporate law. As a litigating attorney, Mr. Gravalec has represented clients in both State and Federal jurisdictions, and performed trials in hundreds of civil and criminal cases in courts throughout the State of California. In business and corporate law, Mr. Gravalec has advised sole proprietorships, partnerships and corporations in formation, financing, litigation avoidance legal compliance, contract and transactional law, asset preservation as well as arbitration and administrative law.

     In the communications industry, Mr. Gravalec was, from 1992 through 1997, a director and corporate counsel of Redding Radio Corporation. The corporation owned and operated radio station KLXR in Redding California. Mr. Gravalec was responsible for both corporate and FCC compliance as well as the negotiation, contract drafting and purchase, sale and management of broadcast properties. Mr. Gravalec was also a Corporate Vice-President of Newhomes.com, Inc., a Florida based ".com" real estate firm with a primary focus of marketing of new construction.

(g)  Robert W. Harris, Vice President/Chief Technology Officer.

     Mr. Harris, age 52, joined the Company in August 2001 and is responsible for managing and directing the Mission Systems Operations of the Company, including the overall coordination of Strategic Partners participation in the ARC System site integration, engineering, manufacturing of payloads, components, and system operations and new systems research and development. Immediately prior to joining the Company, Mr. Harris was director of communications, data, and operations systems for Spacehab Inc. and responsible for the development of commercial space communication and data systems for the new commercial Spacehab EnterpriseT Module attached to the International Space Station (a position he held from 1988 to 2001). The EnterpriseT module is a commercial joint venture with Spacehab Inc. and RSC Energia, a major Russian aerospace company.

     Prior to that assignment, Mr. Harris was Deputy Program Manager for Flight Hardware, responsible for developing Space Flight Hardware for NASA's Space Shuttle and International Space Station programs. Mr. Harris developed and managed the Johnson Engineering Flight Hardware
Group to create complex flight hardware for Space Shuttle and International Space Station, from requirements development through flight hardware certification and delivery. He was responsible for budget development, financial performance, risk identification/mitigation, supervision, and management.

     Mr. Harris earned a bachelor of science degree in electrical engineering from Texas Tech University in 1974. He has attended and been awarded diplomas from numerous United States Air Force schools including Microwave/Satellite/Data Test and Evaluation School (Scope Creek), TEMPEST Engineering, Communications-Electronics School, and numerous others. While at NASA's Johnson Spaceflight Center, Mr. Harris attended over 50 courses in Space Shuttle and International Space Station systems including communications, command, data, life support, operations, video, instrumentation, and numerous others.

(h)  Victor L. Ziller-Vice President, Latin America.

     Mr. Ziller, age 48, has been associated with the Company since June 1998. Prior to joining the Company, Mr. Ziller was President & CEO of Ziller Gems International for 20 years. His company was headquartered in California, with offices in Brazil and Colombia. Mr. Ziller transformed a small business into an operation that operated in all five continents dealing in precious gems and specializing in emeralds. Prior to this firm, Mr. Ziller spent three years in the international department of Bank of Brazil, where he specialized in international banking operations. Mr. Ziller attended the University of Brasilia, New York University, and University of California.

     As a result of his contacts in Brazil, Mr. Ziller was in charge of the negotiations with Americel which culminated with the signature of an ARC System Purchase Contract. Presently Mr. Ziller focuses his business development efforts in Latin America..

(i)  Nelson Wong, Controller/Director

     Mr. Wong, 53, was appointed corporate controller and director of the Company in April 2000. Mr. Wong started his career with a large CPA firm, located in Los Angeles.. In 1985 he left his managerial position with this firm to work for a large supermarket chain. In 1992 he accepted a position as CFO and controller of Primary Internal Control Security Systems. He was involved in the development of this company from a small local based company into a leader in the field of CCTV and digital equipment. This firm today has branches throughout the U.S., and lists most of the Fortune 500 fast food restaurant and supermarket chains as its primary customers. Mr. Wong is active in a number of community service organizations, and presently serves on the board of directors of Northeast Valley Health Corporation, a non-profit organization.

(j)  Richard N. Cody, Jr., Director.

     Mr. Cody, age 49, has been involved with the Company since April
1998, providing important managerial counsel and financial support throughout his involvement. In April and May, 1998 Mr. Cody provided significant capital infusions to the Company to launch operations in Brazil, and to fund the ARC System ALPHA Proof of Concept demonstration in San Diego, California. In October 1999, Mr. Cody also provided the Company with additional financial support, and temporarily assumed the role of chairman of the board and CEO to assist the Company with its corporate reorganization. Mr. Cody is a Texas-based petroleum industry engineer, who has worked in the oil and gas industry since graduating in 1982 from Texas A&M University with a bachelor of science degree in chemical engineering. Mr. Cody has lived and worked in Houston, Indonesia, India, Turkey, Ivory Coast, and Mozambique, managing multi-million dollar projects with international partnerships under various performance-based revenue sharing contracts.

     From April 1996 to July 1997, Mr. Cody was employed as general manager of drilling operations by Enron Oil & Gas International, India. For the period of August 1997 to May 2000, he served as an international staff drilling engineer with ARCO Oil & Gas International in Plano, Texas. From June 2000 to the present, Mr. Cody has been employed as the drilling operations manager by Triton USA, a subsidiary of Noble Drilling Inc.

(k)  Colonel Robert C. Ettinger, Director.

     Colonel Ettinger, age 64, received a bachelor of science degree in mechanical engineering and an ROTC commission in the United States Air Force from the University of California at Berkeley, and a master of science degree in aeronautical engineering from Ohio State University. Colonel Ettinger has been with the Company since 1994 when he provided advice and technical support to the founder in exchange for stock and a position on the board of directors. He has continued to serve as a member of the board since that time. Colonel Ettinger served 27 years in the Air Force as a fighter pilot, experimental test pilot and test manager. Since retiring from the Air Force in 1987, Colonel Ettinger has worked with a variety of aerospace companies as an engineer, test pilot, instructor and manager.

     In January of 1997, Colonel Ettinger joined Ryan Aeronautical in San Diego, California as that firm's manager of flight test for the Global Hawk high altitude, long endurance, unmanned reconnaissance aircraft. Following the July 2000 acquisition of Ryan by Northrop Grumman, Colonel Ettinger now holds the same position with Northrop Grumman's Unmanned Systems division.

Telecommunications Industry Consultant.

Francois M. Draper, Senior Corporate Technical Consultant.

     Mr. Draper, age 54, started with the Company in June 2000, and was responsible for directing development, testing, and certification operations for the ARC System wireless communications payload. In July 2001, he was appointed Senior Corporate Technical Consultant, responsible for in-country pre-installation planning operations for the ARC System. Mr. Draper has thirty-years of experience in the telecommunications industry, including many senior management appointments in microwave, satellite, cellular, and terrestrial telecommunications companies, such as: Harris Corporation, Trylon Manufacturing, ScotGroup Enterprises. From 2001 to the present, Mr. Draper has been president of Global Telecom Engineering, a Montreal, Canada firm providing professional services in the telecommunications field. Prior to that, starting in 1999, he was a vice president of strategic planning and development with KG Telecommunications, a Taipei, Taiwan firm 20% owned by Bell Canada International (in which he was also a vice president). In this position, he was responsible for the planning, engineering, budgeting and execution of all new cellular systems and developments.

     From 1997 to 1999, Mr. Draper was vice president of network services for Americel SA Do Brasil. In this position, he was responsible for the planning, engineering, construction, operations and maintenance of the Americel cellular network. For the period of 1996 to 1997, he was president of Trylon - TSF Communications, an Ontario, Canada provider of telecommunications sites, including the engineering design, manufacture and installation of communications towers, the management of projects, the populating of shelters with electronic equipment, the provisioning and installation of microwave antennas, transmission lines and lightwave equipment, and all associated civil construction of the site. Mr. Draper earned his bachelor of science degree in electrical engineering from the Royal Military College of Canada.

ITEM 6.  EXECUTIVE COMPENSATION.




                                               Summary Compensation Table

                                  Annual compensation                      Long-term Compensation
                                                                        Awards           Payouts
Name and                                        Other           Restricted   Securities
principal            Fiscal                     annual             stock     underlying      LTIP    All other
position              Year     Salary   Bonus   compensation     award(s)    options/SARs    payouts compensation
                       (1)                         (2)
                                 ($)     ($)       ($)             ($)           (#)           ($)       ($)

William C. Martin,   2001      300,000    -         -               -             -             -          -
CEO

Robert D. Perry,     2001      250,000    -         -               -             -             -          -
President

Charles B. Nelson,   2001      200,000    -         -           $412,500          -             -          -
Senior VP/CFO

Robert W. Harris,    2001      200,000    0         0               0             0             0          0
Vice President/CTO

Forrest W. Brown,    2001      175,000    -         -           $233,437          -             -          -
Senior VP/Secretary

William C. Martin,   2001      125,000    -         -           $330,000          -             -          -
Jr. Vice President

Victor L. Ziller,    2001      120,000    0         0               0             0             0          0
Vice President

Nelson Wong,         2001      100,000    -         -           $210,000          -             -          -
Controller

Francois Draper,     2001         -       -         -           $367,500          -             -          -
former VP/COO



(1) No disclosure is made for fiscal years prior to the one ended on June 30, 2001 since the Company is not a reporting company.

(2) The other two directors of the Company, Messrs. Cody and Ettinger, did not receive any compensation from the Company in 2001. Mr. Gravalec did not join the Company until November 2001.

Employment Contract.

     The Company has entered into employment agreements with Messrs. Martin, Sr., Martin, Jr., Perry, Nelson, Wong, Harris, and Gravalec. These are described under Certain Relationships and Related
Transactions, below.

Other Compensation.

     There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company. In addition, no remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth below, during the past two years there have been no relationships, transactions, or proposed transactions to which the Registrant was or is to be a party, in which any of the directors, officers, or 5% or greater shareholders (or any immediate family thereof) had or is to have a direct or indirect material interest.

     (a) The Company had a three-year consulting services agreement with InterMedia Marketing Group which expired on June 30, 2001. InterMedia was previously owned and controlled by Mr. Martin, Sr. The ownership of InterMedia was transferred to Karlene K. Martin, Mr. Martin's ex-wife, pursuant to a divorce settlement agreement dated January 17, 2000. At the time of the issuances of stock to InterMedia, as set forth below, this firm was 100% owned by Ms. Martin. However, after said transfer and through at least the date of said issuances, Mr. Martin remained an officer of InterMedia and a signatory on its bank account.

     Shares were authorized by the board of directors of the Company to be issued to InterMedia for services rendered to the Company by InterMedia as follows: (a) a total of 16,000,000 Shares under a consulting agreement entered into between the Company and InterMedia, dated April 6, 1998 (amended effective on February 24, 1999, March 25, 1999, and August 30, 1999); and (b) 6,000,000 Shares under an oral agreement between InterMedia and the former President of the Company to expand the scope of the Company's corporate business plan as described in Sec.IV-C of the amended agreement dated August 30, 1999 (this oral agreement was memorialized in a memorandum from William C. Martin to Charles B. Nelson dated November 3, 1999). See Exhibits
10.1 to 10.3 and 10.5 to this Form 10-SB.

     12,000,000 of the shares authorized by the board of directors as set forth above were for consulting and advisory services rendered to the Company, which commenced in July 1997 and were completed by May 1998. These services consisted of analysis of the Company's corporate infrastructure, development of organizational and operational structures and strategies, recruitment of key personnel, development of marketing and sales strategies, drafting the corporate business plan, and completing the operational strategy for the ARC System demonstration in San Diego, California. 10,000,000 of the shares authorized by the board of directors as set forth above were for services rendered to the Company, which commenced in May 1998 and were completed by November 1998. These services consisted of revisions to, and expansion of, the business plan, continuing development of the corporate infrastructure, continuing development of organizational and operational structures and strategies, continuing recruitment of key personnel, product packaging of the ARC System, development of ARC System marketing presentations and marketing collaterals, increased marketing efforts in Brazil, and completion of operational cash flow analyses.

     During fiscal 2001, the Company issued 14,400,000 shares under those agreements which were directed by InterMedia to be issued to Tax Directors, Inc. dba Benefit Consultants ("BC") (BC is a private California corporation wholly owned by Ralph F. Smith), which in turn agreed to sell the shares and loan the proceeds from the sale (less a 3% commission) to the Company for operating capital ($958,150 outstanding at June 30, 2001). 7,600,000 shares under those agreements were directed by InterMedia to be issued to an officer of the Company (3.0 million) and to providers and suppliers for services rendered to the Company. The Company has recorded $1,068,000 in selling, general and administrative expenses and $730,000 in officer compensation to account for and reflect these stock issuances in the financial statements. In addition to the above, the Company issued 2,000,000 shares of common stock to an individual (owner of BC) pursuant to a consulting services agreement.

     Certificates covering these shares were issued on September 27, 2000 (12,000,000) and February 7, 2001 (10,000,000); on these dates the Company was trading on the Pink Sheets LLC. The Company's legal counsel has advised management and notified the Company's securities counsel that the above transactions may constitute a violation of certain securities laws regarding the sale of unregistered securities since the Company did not fully comply with Rule 144.

     The loan from BC to the Company is evidenced by a promissory note issued by the Company in favor of BC, dated October 15, 2000 (see
Exhibit 10.16 to this Form 10-SB). Under this note, BC agrees to loan the Company up to $1,500,000; in turn, the Company agrees to pay interest on the amount loaned at the rate of 10% per annum, beginning on January 31, 2002. The entire principal amount shall be repaid as of December 31, 2004. At the option of BC, BC may elect to receive two shares of Company restricted common stock for every share of the Company's stock that would have been necessary to sell in order to make the advances. For purposes of this computation the closing price on the date of the advance will be used.

     The stock issuances described above relate to consulting services which were performed prior to June 30, 2000, for which the Company was covered by an indemnification agreement, signed by certain key officers of the Company, and provided to its independent auditors in the normal course of the year-end audit for the fiscal year ended June 30, 2000. Under the terms of the indemnification agreement, which indemnified the Company for any debt or shares of stock owed, but not recorded or disclosed, as of June 30, 2000 (see Exhibit 10.18 to this Form 10-SB), the indemnifying officers of the Company would bear the burden of any such potential liability. In addition, since the execution of these transactions may have violated certain securities laws, the indemnifying officers and the Company's securities counsel were notified of the possible securities violation, and the key officers of the Company were asked to honor their indemnification agreement with the Company. The indemnifying officers agreed to take corrective action by reversing the transaction (the issuance of the subject shares by the Company), and returning to the Company's transfer agent 29,475,000 shares of their personal stockholdings for cancellation.

     (b) During 1998, 1999 and 2000, the Company's CEO personally funded the Company's sales and marketing efforts in Brazil, and the establishment of a sales and marketing office in Belho Horizonte, Brazil (Platforms Wireless International Corporation Do Brazil - a related party) and certain other expenses associated with the operations of the Company. The expenses incurred by the CEO on behalf of the Company cannot be quantified or identified with sufficient accuracy as to determine and validate their benefit to the Company. Accordingly, the CEO has agreed to personally absorb these costs and no such amounts have been reflected in the financial statements.
There are no written agreements covering this transaction.

     (c) The Company had a line of credit due to its chairman and chief executive officer ("CEO") totaling $2,475,322 at June 30, 2001 (see Exhibit 10.4 to this Form 10-SB). The CEO has agreed to receive Rule 144 restricted shares of the Company's common stock in exchange for the debt outstanding at $0.25 per share. The debt was reclassified as common stock subscribed at June 30, 2001. In addition, the agreement with the CEO provided a stock dividend of five shares of the Company's Rule 144 restricted common stock for each dollar advanced. The Company has not issued the accumulated shares of common stock due at June 30, 2001 (15,103,450), but has recorded the commitment (a market valuation of $6,861,197 at June 30, 2001) as a charge to interest expense (and increase in additional paid-in capital) in 2001 ($364,908), 2000 ($2,324,177) and 1999 ($4,172,112)
based on the historical price per share of the Company's common stock at the date when the funds were advanced.

     In September 2001, the Company issued 55,250,000 shares of restricted common stock to its CEO in exchange for amounts due for debt ($2,475,322 at June 30, 2001), accrued interest, accrued salaries and bonuses due him. Subsequently, the CEO agreed to return approximately 9,600,000 shares due to an error in the original calculation of the shares due to him.

     (d) On October 14, 1999, the Company issued a 10% promissory note to one of its directors, Richard N. Cody Jr. for a total principal amount of $150,000 (see Exhibit 10.6 to this Form 10-SB). The unpaid interest and accrued principal is due at any time upon demand by its holder. The promissory note remains outstanding.

     (e) On February 4, 2000, the Company issued 400,000 shares of restricted common stock to InterMedia Marketing Group as a reimbursement for out of pocket expenses. There is no agreement covering this reimbursement.

     (f) On May 9, 2000, the Company entered into an independent contractor agreement with Mr. Ziller for marketing and sales operations in Brazil. In addition to fees, cost reimbursements, commissions, and bonus commitments, up to 7,270,000 shares of common stock may be issued to Mr. Ziller based on the sales performance criteria specified in the agreement (see Exhibit 10.8 to this Form 10-
SB).  As of May 1, 2001, no amounts or shares are due under that agreement.

     (g) On May 22, 2000, the Company issued a total of 33,500,000 shares of restricted common stock to eight officers or members of the board of directors of the Company (2,000,000 issued in the name of a company controlled by one of the directors) or their immediate family (2,000,000 to the brother of one of the directors, 2,000,000 to the daughter of the CEO, and 4,000,000 to the wife of the CEO) for services rendered to the Company. There are no written agreements covering these services.

     (h) On May 22, 2000, the Company issued 4,000,000 shares of restricted common stock to Victor Ziller for certain consulting work performed by Mr. Ziller for the Company in connection with its marketing and sales operations in Brazil. There is no written agreement covering this compensation.

     (i) On May 22, 2000, the Company issued 5,000,000 shares of restricted common stock to InterMedia Marketing Group in connection with a one-time marketing and sales fee under the February 24, 1999 amendment to the consulting services agreement between the Company and InterMedia, dated April 6, 1998 (see Exhibit 10.2 to this Form 10-SB).

     (j) The Company has entered into an employment agreement with Francois Draper, dated June 15, 2000 (see Exhibit 10.9 to this Form 10-SB). This agreement provides for certain benefits, and salary and bonuses as follows:

     Salary of $180,000 per year, payable in installments according to the Company's regular payroll schedule. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Draper is also entitled to receive shares of restricted Company common stock under this agreement as follows: 500,000 shares upon signing this agreement, 1,000,000 shares at his first anniversary of employment, 1,000,000 shares at his second anniversary of employment, and 1,000,000 shares at his third anniversary of employment (to vest quarterly). On March 14, 2001, the Company issued 3,500,000 shares of restricted common stock under this agreement (this issuance is in excess of that set forth in the agreement since the board of directors approved the extra amount as a bonus taking into account the decrease in the trading price of the Company's common stock from June 2000 to March 2001).

Mr. Draper and the Company terminated this agreement by mutual consent, effective July 10, 2001 (see Exhibit 10.21 to this Form 10-SB).

     (k) The Company has entered into an employment agreements with William C. Martin, Sr., William C. Martin, Jr., Robert D. Perry, Charles B. Nelson, and Nelson Wong, each dated July 1, 2000 (see Exhibits 10.11 to 10.15 to this Form 10-SB) . These agreements provide for certain benefits, and salary and bonuses as follows (the shares issuances as set forth below are in excess of those set forth in the agreements since the board of directors approved the extra amounts as bonuses taking into account the decrease in the trading price of the Company's common stock from July 2000 to September 2001):

     William C. Martin, Sr.: Salary of $300,000 per year, payable in installments according to the Company's regular payroll schedule. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Martin has not been paid any cash salary by the Company, since the inception of his employment agreement. Instead, he has agreed to receive his cash salary equivalent in the Company's restricted common stock. Under this employment agreement, Mr. Martin is also entitled to receive 9,000,000 restricted shares of the Company's common stock at the completion of the first twelve months of service under this contract. These shares vest at the rate of one twelfth per month beginning July 1, 2000. On September 14, 2001, the Company issued 55,250,000 shares of restricted common stock to Mr. Martin (27,250,000 in the name of Mr. Martins' wife, Caleen Peters Martin) for settlement of debt, accrued interest, salaries and stock bonuses.

     William C. Martin, Jr.: Salary of $125,000 per year, payable in installments according to the Company's regular payroll schedule, when and as the Company's cash position allows for the payment of such salary. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Martin is also entitled to 3,000,000 restricted shares of the Company's common stock at his completion of twelve months of service under this contract. These shares vested at a rate of one twelfth per month starting as of July 1, 2000. On June 26, 2001, the Company issued 6,000,000 shares of restricted common stock to Mr. Martin (4,000,000 of which in the name of Barclays Management Group, a company controlled by Mr. Martin) under this agreement.

     Robert D. Perry: Salary of $250,000 per year, payable in installments according to the Company's regular payroll schedule, when and as the Company's cash position allows for the payment of such salary. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Perry is also entitled to 7,000,000 restricted shares of the Company's common stock at his completion of the first twelve months of service under this contract. These shares vested at a rate of one twelfth per month starting as of July 1, 2000. On September 14, 2001, the Company issued 10,000,000 shares of restricted common stock to Mr. Perry under this agreement.

     Charles B. Nelson: Salary of $200,000 per year, payable in installments according to the Company's regular payroll schedule, when and as the Company's cash position allows for the payment of such salary. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Nelson is also entitled to 4,500,000 restricted shares of the Company's common stock at the completion of the first twelve months of service under this contract. These shares vested at a rate of one twelfth per month starting as of July 1, 2000. On April 4, 2001, the Company issued 7,500,000 shares of common stock to Mr. Nelson (in the name of a company controlled by him, Throne Financial) under this agreement.

     Nelson Wong: Salary of $100,000 per year, payable in installments according to the Company's regular payroll schedule, when and as the Company's cash position allows for the payment of such salary. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Wong is also entitled to 2,000,000 restricted shares of the Company's common stock at his completion of twelve months of service under this contract. These shares vested a rate of one twelfth per month starting as of July 1, 2000. On April 12, 2001, 3,500,000 shares of restricted common stock were issued under this agreement.

     (l) On September 18, 2000, the Company issued 75,000 shares of restricted common stock to the wife of Mr Draper for consulting services rendered to the Company. There is no written agreement covering these services.

     (m) On April 4, 2001, the Company issued 250,000 shares of restricted common stock to the daughter of Mr. Draper for consulting services rendered for the Company. There is no written agreement covering these services.

     (n) On April 6, 2001, the Company issued 3,575,000 shares of restricted common stock to Forest W. Brown as compensation for his work for the Company. There is no written employment agreement between the Company and Mr. Brown.

     (o) The Company has entered into an employment agreement with Robert Harris, dated August 1, 2001 (see Exhibit 10.22 to this Form 10-SB). This agreement provides for certain benefits, and salary and bonuses as follows:

     Salary of $200,000 per year, payable in installments according to the Company's regular payroll schedule, when and as the Company's cash position allows for the payment of such salary. The base salary is to be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Harris is also entitled to receive shares of restricted Company common stock under this agreement as follows: 500,000 shares upon execution of this agreement; 500,000 shares at his first anniversary of employment, 1,000,000 shares at his second anniversary of employment; and 1,000,000 shares at his third anniversary of employment. On September 14, 2001, the Company issued 500,000 shares of restricted common stock under this agreement.

     (p) On September 14, 2001, the Company issued 1,000,000 shares of restricted common stock to Col. Robert Ettinger for services rendered as a director of the Company. There is no written agreement covering this compensation.

     (q) The Company has entered into an employment agreement with Donald G. Gravalec, dated November 7, 2001 (see Exhibit 10.23 to this Form 10-SB). This agreement provides for certain benefits, and salary and bonuses as follows:

     Salary of $120,000 per year, with $60,000 payable on a current basis, in installments, according to the Company's regular payroll schedule, with the balance ($60,000) accrued until such time as the Company has sufficient funds to pay it. Mr. Gravalec has the right to take his salary in restricted common stock of the Company. He is also entitled to received shares of restricted Company common stock under this agreement as follows:
     500,000 shares upon signing this agreement, 500,000 shares at his first anniversary of employment, 1,000,000 shares at his second anniversary of employment, and 1,000,000 shares at his third anniversary of employment. On March 22, 2002, the Company issued 500,000 shares of restricted common stock under this agreement.

     (r) The Company subleases approximately 1,000 square feet of space on a month-to-month basis for its principal place of business in Los Angeles, California from Charles B. Nelson, the Company's Chief Financial Officer. The Company pays $575.00 per month on a month-to-month lease for this office space. There is no written agreement covering this sublease.

     (s) The Company pays the CEO $1,000 (accrued) per month for the use of a home office and office equipment. There is no written agreement covering this arrangement.

     The Company does not believe that the transactions described above were made on terms less favorable to the Company than would have been available from unaffiliated parties and it does not anticipate entering into transactions with affiliated parties in the future on terms less favorable than would be available from unaffiliated parties.

     Currently certain non-employee directors of the Company devote only a percentage of their time to the Company's affairs. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and these directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases where the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock.

     The authorized capital stock of the Company includes 600,000,000 shares of common stock, par value $0.001 per share. The holders of the shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the board of directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preemptive rights to purchase new issues of shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the shares are not convertible into any other form of security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the articles of incorporation, and amendments thereto, and the bylaws of the Company, attached as Exhibits to this Form 10-SB registration statement. As of May 1, 2002, the Company had 277,752,454 shares of common stock issued and outstanding.

Preferred Stock.

     The authorized capital stock of the Company also includes 50,000,000 shares of convertible preferred stock, par value $0.001. The Company has no preferred shares issued and outstanding. However, following effectiveness of this registration statement, shares of preferred stock may be designated, registered, and issued from time to time by resolution of the board of directors of the Company. The Company's preferred stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be designated and fixed by resolution of the board of directors prior to the issuance of any shares of such series. The board of directors is further authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series.

Units.

     The Company has issued a total of 538,310 Units under a Rule 506 private placement offering to accredited investors. Each Unit consists of 20 shares of the Company's common stock, and it also entitles the subscriber to purchase a total of 40 shares of the Company's restricted common stock through the exercise of warrants ("Warrants") as follows: Class A Warrants, 20 shares at a price of $0.01 per share for a period of 12 months from date of issuance; Class
B Warrants, 10 shares at a price of $1.00 per share for a period of 18 months from date of issuance; and, Class C Warrants, 10 shares at a price of $1.25 per share for a period of 24 months from date of issuance.

Warrants.

     The holders of Warrants will receive, upon exercise of the Warrants, shares of common stock of the Company. The following statements are summaries of certain provisions of the Warrant Agreement. The following description of the Warrants is qualified in its entirety by reference to the Company's Warrant Agreements, attached as Exhibits to this Form 10-SB.

(a) Class A Warrants. Each Class A Warrant entitles the holder thereof to purchase one (1) share of the Common Stock at a price of $0.01 for a period of 12 months commencing from the date of issuance of the warrant.

(b) Class B Warrants. Each Class B Warrant entitles the holder thereof to purchase one (1) share of the Common Stock at a price of $1.00 per share for a period of 18 months commencing from the date of issuance of the Warrant.

(c) Class C Warrants. Each Class C Warrant entitles the holder thereof to purchase one (1) share of the Common Stock at a price of $1.25 for a period of 24 months from date of issuance of the Warrant.

     Unexercised Warrants will automatically expire at the end of the applicable period. Although the Company has no intention, at this time, of reducing the exercise price or extending the exercise period of the Warrants, it is possible that either or both such changes may be effected by resolution of the board of directors in the future. The exercise price and the number of shares or other securities purchasable upon exercise of any Warrants are subject to adjustment upon the occurrence of certain events, including any re-capitalization, reclassification, split-up or reverse split of the Company's common stock.

     The Warrant Agreement contains provisions permitting the Company to supplement the Warrant Agreement in order to cure any ambiguity, to correct any provision contained therein which may be defective or inconsistent with any other provisions therein or to make other provisions which the Company may deem necessary or desirable and which do not adversely affect the interests of the Warrant holders. Warrant holders, by virtue of their ownership of Warrants alone, have no right to vote on matters submitted to the Company's Shareholders and have no right to receive dividends. The holders of Warrants also are not entitled to share in the Company's assets in the event of dissolution, liquidation or winding up.

Cumulative Voting.

     The holders of the shares of common stock have cumulative voting rights, which means that the holders of less than 50% of such outstanding Shares, voting for the election of directors, can elect at least one of the directors to be elected, if they so choose.

Dividends.

     The Company does not currently intend to pay cash dividends.
Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued common stock consists of 322,247,546 shares. One effect of the existence of authorized but unissued capital stock may be to enable the Company's board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in management, institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The Company uses the services of Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as transfer agent and registrar.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

     From December 16, 1996 through March 2, 2000, the Company's common stock was traded on the Over the Counter Bulletin Board. Subsequent to the latter date, the shares have been traded on the Pink Sheets LLC (symbol "PLFM") and the range of closing bid prices shown below is reported while trading on the Bulletin Board and the Pink Sheets. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Prices by Quarter
For the Fiscal Year Ending June 30, 2002

                                                 High           Low

Quarter Ended September 30, 2001                 0.15          0.11
Quarter Ended December 31, 2001                  0.15          0.07
Quarter Ended March 31, 2002                     0.11          0.07

Per Share Common Stock Prices by Quarter
For the Fiscal Year Ended June 30, 2001

                                                 High           Low

Quarter Ended September 30, 2000                 0.39          0.19
Quarter Ended December 31, 2000                  0.22          0.06
Quarter Ended March 31, 2001                     0.39          0.11
Quarter Ended June 30, 2001                      0.19          0.06

Per Share Common Stock Prices by Quarter
For the Fiscal Year Ended on June 30, 2000

                                                 High           Low

Quarter Ended September 30, 1999                 0.56          0.34
Quarter Ended December 31, 1999                  0.48          0.25
Quarter Ended March 31, 2000                     0.70          0.06
Quarter Ended June 30, 2000                      0.79          0.25

     In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing this Form 10-SB Registration
Statement with the Securities and Exchange Commission.

Holders of Common Equity.

     As of May 1, 2002, there were 738 shareholders of record of the Company's common stock. However, there are a significant number of shares of stock registered in "Street Name," which, when considered in terms of their individual, beneficial shareholder equivalent, represent a total individual beneficial shareholder population of approximately 10,000 shareholders.

Dividend Information.

     The Company has not declared or paid a cash dividend to stockholders since it was organized. The board of directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

     Other than as set forth below, the Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company, or any of its directors or officers, has been threatened.

     (a) The Company and its former CEO were notified in March 1999, by the Securities and Exchange Commission ("SEC"), of its intention to investigate the Company for possible violations in connection with the offer or sale of its securities. In March, 1999, a subpoena was issued to the Company and its former CEO, Howard A. Foote, requiring the production of certain documents in connection with its investigation. Subsequently, in November 2000, February 2001, March 2001, and May 2001, the SEC served the Company with additional subpoenas requiring the production of additional documents and testimony by the Company, its CEO and its principal officers. The Company and certain principal officers have provided numerous documents, as well as testimony, to the SEC and intend to continue to cooperate fully with the SEC. Management has consulted with its legal counsel and as of the date of this filing, the Company has not received any indication that the SEC intends to file any charges, although there can be no assurance that such charges may not be filed in the future. Management believes that the ultimate outcome of the investigation will have no material impact on the Company's operations or financial position.

     (b) On April 26, 2001, a complaint was filed in the Los Angeles County Superior Court, County of Los Angeles, Bearcraft Aero Systems Corporation and David J. Fawcett v. Platforms Wireless International Corporation, Case No. BC 249365. In this complaint, the plaintiffs allege causes of action for breach of written contract, fraud, conversion, breach of implied in fact contract, and common count in connection with services rendered to the Company, and seek damages in the amount of $1,586,500. On May 15, 2001, the Company filed a cross-complaint against the plaintiffs for breach of contract, breach of implied covenant of good faith and fair dealing, fraud, conversion, and common counts. This matter was settled in February 2002 without admitting any liability on the part of the Company by the payment of 1,000,000 shares of restricted common stock (which are eligible for sale under Rule 144) to each of the principals of Bearcraft, or a total of 2,000,000 shares.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Specific Sales.

     The following equity securities of the Company were sold without registration during the past three years (restricted securities under Rule 144):

(a)  Fiscal Year Ended June 30, 2000.

     (1) On December 9, 1999, the Company issued 1,000 shares of common stock to one individual in connection with consulting services valued at $175.00 ($0.175 per share). On this date, the shares closed on the Bulletin Board at $0.35 per share.

     (2) On February 4, 2000, the Company issued 400,000 shares of common stock to InterMedia Marketing Group as reimbursement for out-of-pocket expenses of $112,000 ($$0.28 per share). On this date, the shares closed at $0.52 per share.

     (3) On May 22, 2000, the Company issued the following (on this date, the shares closed at $0.50 per share):

     - 13,090,000 shares of commons stock to 9 individuals and companies in connection with consulting services rendered to the Company.
       These services were valued at a total of $3,272,500 ($0.25 per share).

     - 25,000,000 shares of common stock in connection with services rendered by members of the board of directors and employees of the Company. These services are valued at a total of $6,250,250 ($0.25 per share).

     - 5,000,000 shares of common stock to five individuals in connection with a buy-out of technology from previous management and employees of the Company. These services are valued at a total of $1,250,000 ($0.25 per share).

     - 5,000,000 shares of common stock to InterMedia in connection with a one-time marketing and sales fee under the February 24, 1999 amendment to the consulting services agreement between the Company and InterMedia, dated April 6, 1998. These shares were valued at $1,250,000 ($0.25 per share).

     - 5,400,000 shares of common stock to four individuals in connection with repayment of shares of unrestricted common stock previously loaned to the Company and sold on the public market. Such shares were recorded at no value since the Company's Chief Executive Officer agreed to reimburse the Company for the shares issued out of his personal holdings.

     - 7,500,000 shares of common stock to two individuals in settlement of debt and accrued interest totaling $683,319 ($0.91 per share).

(b)  Fiscal Year Ended June 30, 2001.

     (1) On July 31, 2000, the Company issued 500,000 shares of common stock to Starshine, Inc. as compensation in connection with the sale of shares to DRTV. This compensation was valued at $75,000
($0.145 per share).  On this date, the shares closed at $0.30 per share.

     (2) On August 6, 2000, the Company issued 1,999,499 shares of common stock to DRTV Unit Investment Trust in connection with a purchase agreement between the Company and DRTV, dated May 10, 2000 (see Exhibit 4.1 to this Form 10-SB); DRTV consists of 145 accredited investors. This sale resulted in total proceeds to the Company of $500,000 ($0.25 per share). In connection with this offering, the Company also issued warrants covering 7,997,996 shares of common stock. On the most recent trading day (August 4, 2000), the shares closed at $0.31 per share. Total commissions under this transaction consisted of the issuance of 1,631,252 shares of common stock, as set forth in item (1) above and (16) below.

     The purchase agreement provides for the proceeds from the sales, net of expenses, be remitted to the Company. It is management's belief that there are funds due to the Company from the sale of warrants. Management intends to request an accounting of all sales of warrants and any monies due to the Company from DRTV.

     (3) On September 18, 2000, the Company issued 280,000 shares of common stock for consulting services to three individuals valued at $14,125, and one individual for services under an employment contract valued at $16,500 ($0.11 per share). On this date, the shares closed at $0.22 per share.

     (4) On September 27, 2000, the Company issued 12,000,000 shares of common stock to InterMedia for services rendered under a consulting services agreement valued at $2,280,000 ($0.19 per share) (although these certificates were issued without restrictive legend, the Company's legal counsel has advised management and notified the Company's securities counsel that this transaction may constitute a violation of certain securities laws - see Item 7(a) of this Form 10-
SB). On this date, the Company also issued 115,000 shares of common stock to various individuals for consulting services valued at a total of $10,925 ($0.095 per share). On this date, the shares closed at $0.19 per share.

     (5) On December 6, 2000, the Company issued 75,000 shares of common stock to one individual for consulting services in connection with the Brazil project valued at $7,500 ($0.10 per share) (this certificate was actually issued without restrictive legend since more than two years has elapsed since this issuance had been approved by the Company's board of directors). On this date, the shares closed at $0.10 per share.

     (6) From January 11, 2001 to May 1, 2002, the Company sold 538,310 units at $5.00 per unit to 236 accredited investors for a total consideration of $2,691,550 under a private placement memorandum ("PPM") (see Exhibits 4.2 to 4.5 to this Form 10-SB). Each unit consists of 20 shares of restricted common stock, and it entitles the subscriber to purchase a total of 40 shares of restricted common stock through the exercise of warrants ("Warrants") as follows: Class A Warrants, 20 shares at a price of $0.01 per share for a period of 12 months from date of issuance; Class B Warrants, 10 shares at a price of $1.00 per share for a period of 18 months from date of issuance; and, Class C Warrants, 10 shares at a price of $1.25 per share for a period of 24 months from date of issuance.

     The Company paid total commissions and expenses under this offering of 48% of the total consideration raised as it pertained to cost of capital expenses including, consulting costs, including sales commission, overhead, consultants fees, professional fees, and "up-front" cost of capital as disclosed in the PPM. The associated broker-dealer, Amerivet Securities, Inc., was paid an average of 3% due diligence fees, non-accountable expense reimbursements of 5%, and sales commissions of 10% under a broker dealer agreement with the Company (see Exhibit 1 to this Form 10-SB). The Company agreed with the broker-dealer to cover a portion of out of pocket expenses such as phones, faxes, printing, computers, mail, printing cost, etc. That cost is estimated at 10% of the total consideration under this offering and was paid directly to vendors as invoiced and directed by the broker-dealer. All companies and individuals whom through pre-existing relationships acted as a finder were paid 20% of the consideration raised. The Company retained 52% of the total consideration. In addition, the Company paid stock bonuses of 2,151,320 shares (as set forth under item (6) below under Fiscal Year Ending June 30, 2002) in connection with this offering.

     (7) On February 7, 2001, the Company issued 10,000,000 shares of common stock to InterMedia as further payment for services rendered under a consulting services agreement valued at $2,700,000 ($0.27 per share) (although these certificates were issued without restrictive legend, the Company's legal counsel has advised management and notified the Company's securities counsel that this transaction may constitute a violation of certain securities laws - see Item 7(a) of this Form 10-SB). On this date, the shares closed at $0.27 per share.

     (8) On February 28, 2001, the Company issued the following (on this date, the shares closed at $0.30 per share):

     - 1,000,000 shares of common stock to one company as a deposit to secure a vendor payable. No value was assigned to the refundable deposit

     - 4,375,342 shares of common stock in connection with the exercise of warrants previously issued in connection with the sale of shares to DRTV.

     (9) On March 14, 2001, the Company issued the following (on this date, the shares closed at $0.22 per share):

     - 4,050,000 shares of common stock in connection with employment agreements with three employees of the Company, valued at $455,625 ($0.11 per share).

     - 25,000 shares of common stock to one individual for consulting services valued at 2,813 ($0.11 per share).

     - a total of 539,907 shares of common stock in connection with the further exercise of warrants granted in connection with the DRTV transaction.

     (10) On March 27, 2001, the Company issued 2,990,000 shares of common stock to one company for consulting services valued at $209,300 ($0.07 per share). On this date, the shares closed at $0.14 per share.

     (11) On April 3, 2001, the Company issued 1,500,000 shares of common stock to one company for public relations consulting services valued at a total of $90,000 ($0.06 per share). On this date, the shares closed at $0.12 per share.

     (12) On April 4, 2001, the Company issued 7,500,000 shares of common stock to a company controlled by a director of the Company as compensation in connection with his employment agreement with the Company. In addition, 500,000 shares of common stock were issued to an individual in connection with consulting services. The shares were valued at $440,000 ($0.055 per share). On this date, the shares closed at $0.11 per share.

     (13) On April 5, 2001, the Company issued 240,000 shares of common stock to one individual for public relations consulting services valued at $14,400 ($0.06 per share). On this date, the shares closed at $0.12 per share.

    (14) On April 6, 2001 and April 12, 2001, the Company issued 7,075,000 shares of common stock to two directors as compensation under their respective employment agreements with the Company. These shares were valued at a total of $437,013 (approximately $0.06 per share). On these dates, the shares closed at $0.12 per share.

     (15) On April 17, 2001, the Company issued 1,150,000 shares of common stock to three individuals for legal and other consulting services to be rendered to the Company valued at a total of $63,250 ($0.05 per share). On this date, the shares closed at $0.11 per share.

     (16) On April 24, 2001, the Company issued 1,131,252 shares of common stock to Coast Compliance Specialists as compensation in connection with the sale of shares to DRTV. This compensation was valued at $59,931 ($0.053 per share). On this date, the shares closed at $0.105 per share.

     (17) On May 1, 2001, the Company issued 500,000 shares of common stock to one individual shares previously paid, but never issued.

     (18) On May 4, 2001, the Company issued 10,000 shares of common stock to one individual for consulting services valued at $510 ($0.051 per share). On this date, the shares closed at $0.10 per share.

     (19) On June 4, 2001, the Company issued 150,000 shares of common stock to one individual as a replacement for shares lost.

     (20) On June 7, 2001, the Company issued 2,000,000 shares of common stock to one individual for public relations consulting services valued at $220,000 ($0.11 per share) (this certificate was actually issued without restrictive legend since more than two years has elapsed since this issuance had been approved by the Company's board of directors). On this date, the shares closed at $0.11 per share.

     (21) On June 21, 2001, the Company issued 25,000 shares of common stock to one individual for consulting services valued at $1,000
($0.04 per share).  On this date, the shares closed at $0.08 per share.

     (22) On June 26, 2001, the Company issued 6,000,000 shares of common stock to one director, and a company controlled by him, as compensation under this employment agreement with the Company. This issuance was valued at $330,000 ($0.055 per share). On this date, the shares closed at $0.11 per share.

(c)  Fiscal Year Ending June 30, 2002.

     (1) On July 24, 2001, the Company issued 60,000 shares of common stock to one individual for consulting services valued at a total of $3,750 ($0.063 per share). On this date, the shares closed at $0.12 per share.

     (2) On July 24, 2001, the Company issued shares of common stock to two individuals in connection with the following transaction:

     In March 2001, Joe Collins and Ikonija S. Joy, M.D. agreed to buy 384,260 shares of common stock from the Company at $0.14 per share, if the Company could provide the stock without restrictive legend. The Company could not issue free trading stock; however, a non-affiliate shareholder of the Company, Ralph Smith (the principal of Benefit Consultants), held Company stock that had no such restriction. Mr. Smith agreed to lend the free trading shares to the Company and be repaid in restricted stock. In March of 2001 Mr. Smith had 384,260 shares of common stock transferred to Mr. Collins and Ms. Joy. The cash for this transaction ($54,000) was deposited directly into Company's bank. On July 24, 2001, the Company issued 768,520 restricted shares of common stock to Mr. Smith in full payment of his stock advance. Accordingly, $48,033 ($0.125 per share) was recorded as a beneficial interest expense. During this time, the price of the Company's common stock dropped. The Company then agreed to issue Mr. Collins and Ms. Joy an additional 104,767 more restricted shares to make up this difference. The Company's legal counsel has advised management and notified the Company's securities counsel that the subject transaction may constitute a violation of certain securities laws regarding the sale of unregistered securities.

     (3) Between August 1, 2001 and November 9, 2001, the Company sold 13,715,910 shares of common stock to two accredited individuals for a total cash consideration of $750,000 (average of $0.57 per share).

     (4) On August 30, 2001 and September 10, 2001, the Company issued 667,500 shares of common stock to one company as a settlement of fees in connection with printing services rendered to the Company valued at $39,319 ($0.058 per share). On these dates, the shares closed at $0.125 and $0.11, respectively, per share.

     (5) On September 6, 2001, the Company issued 590,000 shares of common stock to one individual for consulting services valued at $29,500 ($0.05 per share). On this date, the shares closed at $0.11 per share.

     (6) On September 14, 2001, the Company issued the following (on this date, the shares closed at $0.115 per share):

     - a total of 66,750,000 shares of common stock to five individuals (three of which are executive officers/directors of the Company)
       in settlement of debt, accrued interest and as compensation under their respective employment agreements with the Company or as director compensation. These shares were valued at $11,647,769 (approximately $0.17 per share).

     - a total of 2,016,320 shares of common stock to 11 individuals and companies as a stock bonus for services rendered in connection with the PPM. These shares were valued at a total of $125,142 ($0.058 per share).

     - a total of 3,460,000 shares of common stock to four individuals for consulting and legal services valued at $183,750 ($0.053 per share).

     (7) From September 18, 2001 to May 1, 2002, warrants covering a total of 6,203,000 shares of common stock were exercised by holders of Class A Warrants in the PPM. This resulted in total consideration to the Company of $62,030.

     (8) On October 2, 2001, the Company issued 266,320 shares of common stock to one individual as a stock bonus for services rendered in connection with the PPM. These shares were valued at a total of $13,982 ($0.053 per share). On this date, the Company also issued 500,000 shares to one individual for consulting services valued at the shares closed at $0.11 per share.

     (9) On October 22, 2001, the Company issued 500,000 shares of common stock to one individual for consulting services valued at $20,000 ($0.04 per share). On this date, the shares closed at $0.08 per share.

     (10) On November 9, 2001, the Company issued a total of 1,275,000 shares of common stock to two individuals in connection with services rendered under an employment agreement and an attorney-client agreement. These services were valued at a total of $60,563 ($0.048 per share). On this date, the shares closed at $0.10 per share.

     (11) On November 27, 2001 and December 6, 2001, the Company issued 50,000 shares of common stock to one individual as compensation under an employment agreement with the Company. These shares were valued at a total of $2,626. On these dates, the shares closed at $0.09 and $0.13, respectively, per share.

     (12) On February 14, 2002, the Company issued a total of 2,000,000 shares of common stock in connection with the settlement of litigation involving Bearcraft Aero Systems Corporation et al v. Platforms Wireless International Corporation. These shares were valued at a total of $76,000 ($0.038 per share). On this date, the shares closed at $0.08 per share.

     (13) On March 21, 2002, the Company issued 102,146 shares of common stock to one individual for legal services valued at $3,575 ($0.035 per share). On this date, the shares closed at $0.07 per share.

     (14) On March 22, 2002, the Company issued 500,000 shares of common stock to one individual for compensation under an employment agreement. These shares were valued at $17,500 ($0.035 per share). On this date, the shares closed at $0.07 per share.

     (15) On April 15, 2002, the Company issued 1,700,000 shares of common stock to two individuals for consulting services valued at $68,000 ($0.04 per share). On this date, the shares closed at $0.08 per share.

General Information.

     The factors that the Company takes into consideration when determining the issuance of shares as reflected above are: (a) relatively low liquidity of the common stock on the trading exchange, and (b) the Rule 144 restricted nature of the shares issued. None of the shares issued for services to the Company, except for those shares issued to InterMedia for services rendered and those shares issued to certain officers and directors of the Company, were issued to affiliates of the Company.

     Except as noted, no commissions or fees were paid in connection with these sales. All of the above sales were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 ("Act") as provided under Rule 506 of Regulation D by the fact that:

     - the sales were made to accredited or sophisticated investors as defined in Rule 502;

     - the information specified in paragraph (b)2(ii)(B) and paragraph
       (b)(2)(ii)(C) of this section was provided to each investor;

     - the Company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

     - at a reasonable time prior to the sale of securities, the Company advised the purchasers of the limitations on resale in the manner contained in Rule 502(d)2 of this section;

     - neither the Company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

     - the Company exercised reasonable care to assure that the purchasers of the securities are not underwriters within the meaning of Section 2(11) of the Act in compliance with Rule 502(d).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

     There are no provisions in the articles of incorporation or bylaws of the Company with respect to liability of an officer or director.

Indemnification.

(a)  Articles of Incorporation.

The articles of incorporation of the Company do not contain any provisions with respect to indemnification.

(b)  Bylaws.

     The bylaws of the Company provide the following with respect to indemnification:

     "To the extent and in the manner permitted by the laws of the State of Oklahoma, and specifically as is permitted under Section 1031 of the Oklahoma General Corporation Act, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employees or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement."

(c)  Oklahoma Statutes.

     Section 18-1031. Indemnification of officers, directors, employees and agents; insurance.

     A. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

     B. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper.

     C. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection A or B of this section, or in defense of any claim, issue, or matter therein, the person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection therewith.

     D. Any indemnification under the provisions of subsection A or B of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsection A or B of this section. This determination shall be made, with respect to a person who is a director or officer at the time of the determination:

     1. By a majority vote of the directors who are not parties to the action, suit, or proceeding, even though less than a quorum;

     2. By a committee of directors designated by a majority vote of directors, even though less than a quorum;

     3. If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

     4.  By the shareholders.

     E. Expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized by the provisions of this section. Expenses incurred by former directors or officers or other employees and agents may be paid upon the terms and conditions, if any, as the corporation deems appropriate.

     F. The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding an office.

     G. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against liability under the provisions of this section."

PART F/S.

               PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                      (A Development Stage Company)
                              BALANCE SHEET
                              MARCH 31, 2002
                               (Unaudited)

                                  ASSETS

CURRENT ASSETS - Cash and cash equivalents                    $    127,020

FURNITURE, Net of accumulated depreciation of $1,225                 2,275

AMOUNT DUE FROM OFFICER                                             12,609

TOTAL ASSETS                                                  $    141,904

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Note payable to director                                      $    150,000
Note payable                                                     1,039,150
Accrued expenses                                                 1,179,734
Accrued salaries, wages and benefits                               863,108
Accrued research and development costs                             250,000
Accrued interest                                                    34,253
Accrued franchise taxes                                              8,800
Total current liabilities                                        3,525,045

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value; 50,000,000 shares
 authorized; no shares issued or outstanding
Common stock, $.001 par value, 600,000,000 shares
 authorized; 236,873,192 shares issued and
 outstanding                                                       236,873
Additional paid-in capital                                      45,348,827
Deficit accumulated in the development stage                  (48,968,841)
Total stockholders' deficit                                    (3,383,141)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                  $     141,904

             See accompanying notes to the financial statements.

                PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                         (A Development Stage Company)
                           STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED MARCH 31, 2001 AND 2002
                    AND FOR THE PERIOD DECEMBER 2, 1992
                  (DATE OF INCEPTION) TO MARCH 31, 2002
                                (Unaudited)



                                           Nine Months Ended                    December 2, 1992
                                        March 31        March 31                         to
                                         2001            2002                    March 31, 2002
REVENUES                                $          0   $         0               $          0

OPERATING EXPENSES:
Officer compensation                       2,036,625       937,508                 12,582,739
Consulting services                        1,518,125       114,524                 15,878,632
Contract and technology
  buyout - related party                                                            2,500,000
General and administrative                   621,873       743,636                  3,594,811
Selling and marketing                        324,081       109,995                  2,130,898
Research and development                     851,080                                3,993,869
Impairment loss                                                                        74,534
Total operating expenses                   5,351,784     1,905,663                 40,755,483

LOSS FROM OPERATIONS                      (5,351,784)   (1,905,663)               (40,755,483)

OTHER INCOME (EXPENSE):
Other income                                                                           36,784
Interest income                                                                           459
Interest expense                             (12,000)       (7,499)                (1,332,571)
Interest expense -
  Beneficial interest feature               (354,000)      (48,033)                (6,909,230)
Other expense, net                          (366,000)      (55,532)                (8,204,558)

LOSS BEFORE PROVISION
  FOR INCOME TAXES                        (5,717,784)   (1,961,195)               (48,960,041)

PROVISION FOR INCOME TAXES                       800           800                      8,800

NET LOSS                                 $(5,718,584)  $(1,961,995)             $(48,968,841)

BASIC LOSS PER SHARE                     $     (0.05)  $      (0.01)

WEIGHTED AVERAGE OF
  SHARES OUTSTANDING                     116,160,000    205,159,000


                 See accompanying notes to the financial statements

                   PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                            (A Development Stage Company)
                              STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED MARCH 31, 2001 AND 2002
                        AND FOR THE PERIOD DECEMBER 2, 1992
                       (DATE OF INCEPTION) TO MARCH 31, 2002
                                   (Unaudited)



                                           Nine Months Ended                    December 2, 1992
                                        March 31        March 31                         to
                                         2001            2002                    March 31, 2002
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net loss                                $(5,718,584)   $(1,961,995)             $(48,968,841)
Adjustments to reconcile net
 loss to net cash used by
 operating activities:
 Depreciation                                   525            525                   212,010
 Beneficial interest feature                354,000         48,033                 6,909,230
 Stock issued for services
  and expenses                            2,589,913        765,013                30,452,993
 Impairment loss                                                                      74,534
 Changes in operating assets
  and liabilities:
  Other assets                               (4,300)         4,300
  Accrued expenses                        1,209,921        (52,615)                2,335,895
Net cash used by operating
  Activities                             (1,568,525)    (1,196,739)               (8,984,179)

CASH FLOWS FROM INVESTING
  ACTIVITIES - Capital
  Expenditures                               (3,500)                                (381,636)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Net borrowings (repayments)
  on amounts due to related
  parties                                   (10,492)       (12,609)                3,242,713
Proceeds on note payable                    651,150         81,000                 1,039,150
Cash proceeds from issuance of
  common stock, net of expenses            1,022,542        713,392                5,210,972
Net cash provided by
  financing activities                     1,663,200        781,783                9,492,835

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                   91,175       (414,956)                 127,020

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                   91,175       (414,956)                 127,020

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                              0        541,976                        0

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                        $      91,175   $    127,020             $    127,020

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
Cash paid during the period for:
  Interest                             $           0   $          0             $          0
  Income taxes                         $           0   $          0             $          0
Non-cash investment activity:
 Exchange of property and
  equipment for debt                   $           0   $          0             $     67,817
Non-cash financing activity:
 Issuance of common stock
  for services and expenses            $   2,589,913   $    765,013             $ 30,227,993
 Issuance of common stock as
  a deposit                            $     102,500   $          0             $    102,500
 Conversion of note and accrued
  interest due to related
  party to common stock               $            0   $    225,000             $  3,383,641


                 See accompanying notes to the financial statements

                   PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Platforms Wireless International Corporation (a development stage corporation; "Platforms" or the "Company") is developing a fully integrated, airborne wireless communications and data relay system ("ARC"), including supplementary and complementary airborne communications technology support facilities. The Company was incorporated in 1992 as Flight Dynamics, Inc., an Oklahoma corporation. In 2000, the Articles of Incorporation were amended to change the name to Platforms Wireless International Corporation.

The information furnished reflects all adjustments (all of which were of a normal recurring nature) which, in the opinion of management, are necessary to fairly present the financial position, results of operations and cash flows on a consistent basis. Operating results for the nine months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended June 30, 2002.

Going Concern - The Company has not generated any revenues and has incurred significant expenses in developing its product and strategic relationships. In addition, certain contingencies exist that may have a material impact on the operations of the Company (see Note 4). The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 5, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.

Pervasiveness of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Concentration of Risk - The Company is dependent on two vendors for development of its ARC. A disruption in the operations or relationship with either vendor could have a material impact on the viability of the Company as a going concern.

The Company places its cash and cash equivalents in reputable financial institutions. At March 31, 2002, $126,000 was on deposit with a major bank.

Income Taxes - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of other assets and liabilities (see Note 2).

Long-Lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No impairment losses have been identified by the Company in 2001 and 2000.

New Accounting Pronouncements - SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" ("SFAS 141" and "SFAS 142") were issued in July 2001. SFAS 141 is effective for business combinations after June 30, 2001 and SFAS 142 is effective for financial statements for fiscal years beginning after December 13, 2000. SFAS 141 requires the "purchase method" of accounting be used to account for all business combinations. In addition, new criteria is to be used to determine whether an acquired intangible asset should be recognized separately from the amount recorded as goodwill. SFAS 142 requires goodwill no longer be amortized, but tested for impairment on an annual basis. The Company will adopt the provisions of SFAS Nos. 141 and 142 in fiscal 2002.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The Company does not expect any effect on their financial position or results of operations from the adoption of this statement.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Deposits - During fiscal 2001, the Company issued 1,000,000 shares of Rule 144 restricted common stock as collateral to the Company's primary vendor. The shares can be offset against a portion of the debt at the discretion of the vendor or returned to the Company if payment is made in full. The issuance of the shares was recorded at no value.

Property and Equipment - Property and equipment are stated at cost with depreciation provided over a 5 year estimated useful life using the straight-line method. At the beginning of fiscal 2000, the Company determined remaining property and equipment to be idle; therefore, depreciation expense was $0 for fiscal 2000. During fiscal 2000, all remaining property and equipment were exchanged to satisfy outstanding debt.

Officer and Consulting Compensation - Officer and consulting compensation includes amounts totaling $315,000 and $1,305,000 in 2002 and 2001, respectively, representing the estimated fair value of common stock issued in exchange for services rendered

Contract and Technology Buyout - Contract and technology buyout represents the estimated fair value of Rule 144 restricted common stock issued to a related party and prior management in settlement of future obligations on a marketing contract and ownership of certain technology in 2000.

Advertising - Costs incurred for producing and communicating advertising are expensed when incurred and included in selling and marketing expenses. Advertising expense amounted to $18,780 in 2001. The Company incurred no advertising costs in 2000 or 1999.

Research and Development - Research and development costs are charged to expense when incurred.

Loss Per Share - The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which replaces the presentation of primary and fully diluted earnings per share ("EPS") with the presentation of basic and diluted EPS. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average common shares outstanding for the year. The
Company did not present diluted EPS since the result was anti-dilutive. Securities considered dilutive at March 31, 2002 are as follows:

                                                                 Potential
       Description                                                Shares

Shares committed per employment agreements                       45,000,000
Warrants                                                         22,000,000

Total                                                            67,000,000

Fair Value of Financial Instruments - Based on borrowing rates currently available to the Company, the carrying value of all financial instruments potentially subject to valuation risk (principally consisting of notes payable and accrued expenses) approximates fair value.

Operating Segment Information - The Company predominantly operates in one industry segment, wireless telecommunications. The Company is headquartered in subleased facilities in Los Angeles, California. The sublease is through a related party (see Note 4).

2.  INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2002 are substantially composed of the Company's net operating loss carryforwards, which expire at various dates through 2022. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Due to the complexity and uncertainty surrounding the realization of the favorable tax attributes of such net operating loss carryforwards in future tax returns, the Company has been unable to quantify its qualified net operating loss carryforwards for income tax purposes and thus has effectively recorded a valuation allowance against its otherwise recognizable deferred tax assets. Additionally, the ultimate realizability of net operating losses may be limited by change of control provisions under Section 382 of the Internal Revenue Code. Accordingly, no deferred tax asset has been reported in the accompanying balance sheet.

3.  RELATED PARTY TRANSACTIONS

The Company had a line of credit due to its chairman and chief executive officer ("CEO") totaling $2,475,322 at June 30, 2001. The
CEO agreed to receive Rule 144 restricted shares of common stock in exchange for the debt outstanding at $0.25 per share. In addition, the agreement with the CEO provided a stock dividend of five shares of the Company's Rule 144 restricted common stock for each dollar advanced.
The Company issued approximately 46 million shares of Rule 144 restricted common stock during the nine months ended March 31, 2002 in satisfaction of the above obligation and accrued salary and stock bonuses.

The Company has a note outstanding totaling $150,000 due to a Director with interest accrued at 10.0% per year. The note is due on demand.

During the nine months ended March 31, 2002 and 2001, the Company issued 2,050,000 and 7,775,000 shares of Rule 144 restricted common stock for officer and employee compensation totaling $96,375 and $1,305,375, respectively.

Certain officers have also personally borrowed funds from another company (Benefit Consultants). Total monies borrowed and collateralized by accrued salaries due from the Company, amounted to approximately $330,000 as of March 31, 2002.

See Note 4 for leases with related parties.

4.  COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its Los Angeles, California office facility on a month-to-month basis with a related party. Minimum rent of $570 per month plus parking is due and payable. The Company also pays the Company's CEO $1,000 per month for the use of a home office and office equipment. Rent expense in 2002 and 2001 totaled $33,187 and $36,660, respectively.

Employment Agreements - The Company has employment agreements for its key officers. Approximately 45 million shares are committed to be issued for services through June 30, 2002.

Independent Contractor Agreements - In May 2000, the Company entered into an independent contractor agreement for operations in Brazil. In addition to fee, cost and bonus commitments, up to 7,270,000 shares of common stock may be issued to a related party (officer of the Company), based on the sales performance criteria specified in the agreement. As of March 31, 2002, no amounts or shares are due under that agreement.

Contingencies - Through March 2002, the Company did not carry general liability or workers' compensation coverage, nor was it self-insured. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. As of March 31, 2002, there were no known liability claims.

During fiscal years 1999 through March 2002, the Company issued approximately 120 million shares of common stock for services aggregating approximately $30 million. The Company has not filed any Internal Revenue Service forms related to the stock issuances and has not recorded a liability, if any, for taxes, penalties or interest.

Private Placements of Securities - During May 2000, the Company entered into an agreement with American Blue Sky Legal Services and DRTV Unit Investment Trust ("DRTV") for the sale of 2,000,000 shares of common stock with warrants for $500,000. The agreement provided for the proceeds from the sale of warrants, net of expenses, be remitted to the Company. It is management's belief that there are funds due to the Company from the sale of warrants. Management intends to request an accounting of all sales of warrants and any monies due to the Company from American Blue Sky Legal Services and DRTV. No amounts have been accrued as of March 31, 2002.

Through March 31, 2002, the Company sold shares of common stock through two Private Placement Memorandums ("PPM"). The shares included warrants to purchase twice the number of original shares issued at prices ranging from $0.01 to $1.25 per share. The warrants expire at various periods through two years after the date of purchase and are immediately exercisable.

The table below summarizes warrants outstanding at March 31, 2002:

                                                                     Weighted
                                                                      Average
                           Warrants                  Exercise         Exercise
                          Outstanding    Expiration    Price            Price

PPM #1 (Class                             January
 A, B and C)              12,796,000      2002 to    $0.01 - $1.25      $0.67
                                          May 2003

PPM #2 (Class
 A, B and C)               7,732,000      March 2004 $0.01 - $1.25      $0.57

Total                     20,528,000

Legal - The Company was notified in March 1999, by the Securities and Exchange Commission ("SEC"), of its intention to investigate the Company for possible violations in connection with the offer or sale of its securities. Current management intends to fully cooperate with the SEC and believes that the ultimate outcome will not have a material impact on the Company's financial position. Management has consulted with its legal counsel and, as of March 31, 2002, the Company has not received any indication that the SEC intends to bring charges, although there can be no assurance that such charges may not eventually be filed.

The Company has also violated certain securities laws. Under a Company indemnification agreement, certain senior key officers have agreed to take corrective action, by reversing the stock issuance impact of the subject transactions, and returning to the Company for cancellation, 29,475,000 shares from their personal stockholdings regarding the sale of unregistered securities.

In August 2001, the Company issued 768,520 shares of Rule 144 restricted stock to the owner of Benefit Consultants. The owner of Benefit Consultants had previously agreed to issue 384,260 shares of unrestricted stock held by him to a private investor (who in turn paid the Company approximately $54,000) in exchange for double the shares in Rule 144 restricted stock. The Company's legal counsel has advised management that the transaction constitutes a violation of certain securities laws regarding the sale of unregistered securities.

In September 2001, the Company issued 55,250,000 shares of its restricted common stock to its CEO in exchange for amounts due for debt ($2,475,322 at June 30, 2001), interest, salaries and bonuses due him. Subsequently, the CEO agreed to return approximately 9,600,000 shares due to an error in the original calculation of the shares due to him.

The Company is currently in negotiations with Benefit Consultants concerning the issuance of shares of Rule 144 restricted common stock of the Company in exchange for the outstanding debt ($1,039,150 at March 31, 2002).

The Company has received several demands for stock and monies from prior consultants. As of March 31, 2002, no lawsuits have been filed in these matters. The Company is in negotiations with the consultants to seek a settlement. The Company has accrued $250,000 for these matters in the financial statements.

5.  MANAGEMENT PLANS

The Company is currently in the process of raising funds through a private placement offering restricted to "Qualified Investors" of up to 60 million shares of common stock. The offering agreement provides for warrants to purchase up to an additional 120 million shares of common stock at prices ranging from $.01 (Special Class A warrants) to $1.25 per share. Through March 31, 2002, the Company has raised approximately $710,000, net of commissions and expenses of $570,000, since June 30, 2001. Management believes the completion of its Rule
506 private placement will be sufficient to meet its cash flow requirements through June 30, 2002. Management has developed alternate plans which include, but are not limited to, raising additional debt and equity financing and identifying companies with additional complementary services for merger or acquisition with the Company.

                      INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Platforms Wireless International Corporation:

We have audited the accompanying balance sheets of Platforms Wireless International Corporation (a development stage company; the "Company") as of June 30, 2001 and 2000 and the related statements of operations, stockholders' deficit and cash flows for the years ended June 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended June 30, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since inception, has a significant working capital and stockholders' deficit and has certain contingencies which could have a material financial impact to the Company (see Note 6). These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The balance sheet does not include any adjustments that might result from the outcome of these uncertainties.


/s/  Farber & Hass, LLP
Farber & Hass, LLP
December 13, 2001, except as to
Note 7 for which the date is
March 30, 2002
Oxnard, California


                 PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                      (A Development Stage Company)
                              BALANCE SHEETS
                         JUNE 30, 2001 AND 2000

                                                      2001              2000
                                   ASSETS

CURRENT ASSETS - Cash and cash equivalents           $    541,976     $       0

FURNITURE, Net of accumulated
  depreciation of $700                                      2,800

DEPOSITS                                                  106,800

TOTAL ASSETS                                         $    651,576     $       0

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Bank overdraft                                                        $  41,123
Note payable to director                             $    150,000       150,000
Note payable                                              958,150
Accrued expenses                                          713,787       325,619
Accrued salaries, wages and benefits                    1,389,969       484,240
Accrued research and development costs                    475,000       240,000
Accrued interest                                           26,754        90,963
Amounts due to officers                                                  10,492
Accrued franchise taxes                                     8,000         7,200
Due to related parties                                                2,502,518
Total current liabilities                               3,721,660     3,852,155

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value;
  50,000,000 shares authorized;
  no shares issued or outstanding
Common stock, $.001 par value,
  600,000,000 shares authorized;
  143,809,771 and 100,970,771 shares
  issued and outstanding at June 30,
  2001 and 2000, respectively                             143,810      100,971
Common stock subscribed                                 4,949,437      250,343
Additional paid-in capital                             38,843,515   32,724,505
Deficit accumulated in the
 development stage                                    (47,006,846) (36,927,974)
Total stockholders' deficit                            (3,070,084)  (3,852,155)

TOTAL LIABILITIES AND STOCKHOLDERS'
  DEFICIT                                           $      651,576 $         0

                See accompanying notes to the financial statements

                  PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                         (A Development Stage Company)
                           STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
                      AND FOR THE PERIOD DECEMBER 2, 1992
                    (DATE OF INCEPTION) TO JUNE 30, 2001


                                                                                        December 2, 1992
                                                                                        to June 30, 2001
                                       2001              2000            1999              (Unaudited)
REVENUES                               $          0      $          0    $        0     $            0

OPERATING EXPENSES:
Officer compensation                      5,272,231         6,250,000       123,000         11,645,231
Consulting services                       2,155,276         3,928,435     9,680,397         15,764,108
Contract and technology buyout -
  related party                                             2,500,000                        2,500,000
General and administrative                  849,817           471,398       584,870          2,851,175
Selling and marketing                       345,976           640,515       764,659          2,020,903
Research and development                  1,073,796           680,686     1,416,010          3,993,869
Impairment loss                                                              74,534             74,534
Total operating expenses                  9,697,096        14,471,034    12,643,470         38,849,820
LOSS FROM OPERATIONS                     (9,697,096)      (14,471,034)  (12,643,470)       (38,849,820)

OTHER INCOME (EXPENSE):
Other income                                                   12,165        24,619             36,784
Interest income                                                                                    459
Interest expense                            (16,068)       (1,228,726)      (64,571)        (1,325,072)
Interest expense - Beneficial interest
  Feature                                  (364,908)       (2,324,177)   (4,172,112)        (6,861,197)
Other expense, net                         (380,976)       (3,540,738)   (4,212,064)        (8,149,026)

LOSS BEFORE PROVISION FOR INCOME TAXES  (10,078,072)      (18,011,772)  (16,855,534)       (46,998,846)

PROVISION FOR INCOME TAXES                      800               800         6,400              8,000

NET LOSS                               $(10,078,872)     $(18,012,572) $(16,861,934)    $  (47,006,846)

BASIC LOSS PER SHARE                   $      (0.08)     $      (0.37) $      (0.46)

WEIGHTED AVERAGE OF SHARES OUTSTANDING  128,433,201        48,657,408     36,781,515


                   See accompanying notes to the financial statements

                     PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                              (A Development Stage Company)
                          STATEMENT OF STOCKHOLDERS' DEFICIT
                  FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
                         AND FOR THE PERIOD DECEMBER 2, 1992
                          (DATE OF INCEPTION) TO JUNE 30, 2001



                                                                               Deficit
                                                                             Accumulated
                                               Common       Additional          in the         Less
                         Common Stock          Stock        Paid-in           Development      Notes
                       Shares      Amount    Subscribed      Capital             Stage        Receivable     Total
BALANCE JUNE 30 1998
 (UNAUDITED)            25,366,500 $ 25,366  $        0     $ 2,507,605     $ (2,053,468)   $  (853,816) $   (374,313)

COLLECTION ON NOTES                                                                             853,816       853,816

BENEFICIAL INTEREST
 FEATURE                                                      4,172,112                                     4,172,112

STOCK ISSUED FOR CASH      314,600      315                     149,685                                       150,000

STOCK ISSUED FOR
 SERVICES               12,555,000   12,555                   9,426,445                                     9,439,000

NET LOSS                                                                     (16,861,934)                 (16,861,934)

BALANCE JUNE 30 1999    38,236,100   38,236           0      16,255,847      (18,915,402)             0    (2,621,319)

BENEFICIAL INTEREST
 FEATURE                                                      2,324,177                                     2,324,177

COMMON STOCK SUBSCRIBED                         250,343                                                       250,343

STOCK ISSUED FOR SERVICES
 AND OTHER EXPENSES     55,234,671   55,235                  13,468,662                                    13,523,897

STOCK ISSUED FOR
 CANCELLATION
 OF DEBT                 7,500,000    7,500                     675,819                                       683,319

NET LOSS                                                                    (18,012,572)                  (18,012,572)

BALANCE JUNE 30 2000   100,970,771  100,971     250,343      32,724,505     (36,927,974)             0     (3,852,155)

BENEFICIAL INTEREST
 FEATURE                                                        364,908                                       364,908

COMMON STOCK SUBSCRIBED                       2,474,115                                                     2,474,115

COMMON STOCK ISSUED:
Cash, net of expenses of
  $1,125,784            12,652,748   12,653                   1,105,181                                    1,117,834
Services                41,080,000   41,080                   4,204,906                                    4,245,986
Issuance of subscribed
 Stock                   1,500,000    1,500    (250,343)        248,843
Brokerage services       1,631,252    1,631                     132,760
                                                               (134,391)
Deposit to vendor        1,000,000    1,000                     101,500                                     102,500
Common stock issued to
 Benefit Consultants    14,450,000   14,450                     (14,450)

CONTRIBUTION TO
 CAPITAL               (29,475,000) (29,475)                    109,753                                      80,278

COMMON STOCK TO BE
 ISSUED FOR
 CANCELLATION OF DEBT                         2,475,322                                                   2,475,322

NET LOSS                                                                  (10,078,872)                  (10,078,872)

BALANCE JUNE 30 2001   143,809,771 $143,810  $4,949,437   $38,843,515    $(47,006,846)  $           0  $ (3,070,084)


               See accompanying notes to the financial statements

                   PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999
                     AND FOR THE PERIOD DECEMBER 2, 1992
                     (DATE OF INCEPTION) TO JUNE 30, 2001


                                                                                        December 2, 1992
                                                                                        to June 30, 2001
                                       2001              2000            1999              (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net loss                               $(10,078,872)     $(18,012,572)  $(16,861,934)   $(47,006,846)
Adjustments to reconcile
 net loss to net cash used
 by operating activities:
 Depreciation                                   700                           70,627         211,485
 Beneficial interest feature                364,908        2,324,177       4,172,112       6,861,197
 Stock issued for services
  and expenses                            6,166,305       13,523,897       9,439,000      29,462,980
 Impairment loss                                                              74,534          74,534
 Changes in operating assets
  and liabilities:
  Other assets                               (4,300)                                          (4,300)
  Due to related parties                    (10,492)          10,492          34,132
  Bank overdraft                            (41,123)          41,123
  Accrued expenses                        1,545,766          882,481         534,934       2,613,510
Net cash used by operating
  activities                             (2,057,108)      (1,230,402)     (2,536,595)     (7,787,440)

CASH FLOWS FROM INVESTING
  ACTIVITIES - Capital
  Expenditures                               (3,500)                                        (381,636)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Net borrowings (repayments)
  on notes due to related parties           (27,196)          978,116       1,524,402     3,255,322
Proceeds on note payable                    958,150                                         958,150
Common stock subscribed                     553,796           250,343                       804,139
Cash proceeds from issuance of
  common stock, net of expenses           1,117,834                         1,003,816     3,693,441
Net cash provided by
  financing activities                    2,602,584         1,228,459       2,528,218     8,711,052

NET INCREASE (DECREASE) IN CASH             541,976            (1,943)         (8,377)     541,976

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                              0             1,943          10,320            0

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                         $    541,976                 0    $       1,943   $  541,976

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                             $          0     $           0    $           0   $        0
  Income taxes                         $          0     $           0    $           0   $        0
Non-cash investment activity:
  Exchange of property and
  equipment for debt                   $          0    $       67,817    $           0   $   67,817
Non-cash financing activity:
  Issuance of common stock
  for services and expenses            $  6,166,305    $   13,523,897    $   9,439,000   $29,462,980
  Issuance of common stock
    as a deposit                       $    102,500    $            0    $           0   $   102,500
  Conversion of note and
    accrued interest due to
    related party to common
    stock                              $  2,475,322    $      683,319    $           0   $ 3,158,641


                See accompanying notes to the financial statements

                   PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Platforms Wireless International Corporation (a development stage corporation; "Platforms" or the "Company") is developing a fully integrated, airborne wireless communications and data relay system ("ARC"), including supplementary and complementary airborne communications technology support facilities. The Company was incorporated in 1992 as Flight Dynamics, Inc., an Oklahoma corporation. In 1996 the Articles of Incorporation were amended to change the name to Platforms International Corporation. In 2000, the Articles of Incorporation were further amended to change the name to Platforms Wireless International Corporation.

Going Concern - The Company has not generated any revenues and has incurred significant expenses in developing its product and strategic relationships. In addition, certain contingencies exist that may have a material impact on the operations of the Company (see Note 6). The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 8, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.

Pervasiveness of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Concentration of Risk - The Company is dependent on two vendors for development of its ARC. A disruption in the operations or relationship with either vendor could have a material impact on the viability of the Company as a going concern.

The Company places its cash and cash equivalents in reputable financial institutions. At June 30, 2001, $500,000 was on deposit with a major bank.

Income Taxes - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of other assets and liabilities (see Note 5).

Long-Lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No impairment losses have been identified by the Company in 2001 and 2000.

New Accounting Pronouncements - SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" ("SFAS 141 and SFAS 142") were issued in July 2001. SFAS 141 is effective for business combinations after June 30, 2001 and SFAS 142 is effective for financial statements for fiscal years beginning after December 13, 2000. SFAS 141 requires the "purchase method" of accounting be used to account for all business combinations. In addition, new criteria is to be used to determine whether an acquired intangible asset should be recognized separately from the amount recorded as goodwill. SFAS No. 142 requires goodwill no longer be amortized, but tested for impairment on an annual basis. The Company will adopt the provisions of SFAS 141 and SFAS 142 in fiscal 2002.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The Company does not expect any effect on their financial position or results of operations from the adoption of this statement.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Deposits - Deposits represent rental deposits of $4,300 and the estimated value of 1,000,000 shares of Rule 144 restricted common stock ($102,500) issued as collateral to the Company's primary vendor.

Property and Equipment - Property and equipment are stated at cost with depreciation provided over a 5 year estimated useful life using the straight-line method. At the beginning of fiscal 2000, the Company determined remaining property and equipment to be idle; therefore, depreciation expense was $0 for fiscal 2000. During fiscal 2000, all remaining property and equipment were exchanged to satisfy outstanding debt.

Common Stock Subscribed - Common stock subscribed represents the fair market value of shares of common stock committed to be issued and monies received for the sale of common stock for which the share certificates were issued subsequent to year-end.

Officer and Consulting Compensation - Officer and consulting compensation includes amounts totaling $4,246,000 and $9,909,000 in 2001 and 2000, respectively, representing the estimated fair value (not discounted)of Rule 144, restricted common stock issued in exchange for services rendered.

Contract and Technology Buyout - Contract and technology buyout represents the estimated fair market value (not discounted) of Rule 144 restricted common stock issued to a related party and prior management in settlement of future obligations on a marketing contract and ownership of certain technology in 2000.

Advertising - Costs incurred for producing and communicating advertising are expensed when incurred and included in selling and marketing expenses. Advertising expense amounted to $18,780 in 2001. The Company incurred no advertising costs in 2000 or 1999.

Research and Development - Research and development costs are charged to expense when incurred.

Loss Per Share - The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which replaces the presentation of primary and fully diluted earnings per share ("EPS") with the presentation of basic and diluted EPS. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average common shares outstanding for the year. The
Company did not present diluted EPS since the result was anti-dilutive. Securities considered dilutive at June 30, 2001 are as follows:

                                                                 Potential
                         Description                               Shares

Shares committed per employment agreements                      26,000,000
Conversion of debt                                               9,900,000
Beneficial interest                                             15,103,000
Salary                                                           7,500,000
Warrants                                                        14,476,000

Total                                                           46,979,000

Fair Value of Financial Instruments - Based on borrowing rates currently available to the Company, the carrying value of all financial instruments potentially subject to valuation risk (principally consisting of notes payable and accrued expenses) approximates fair value.

Operating Segment Information - The Company predominantly operates in one industry segment, wireless telecommunications. The Company is headquartered in subleased facilities in Los Angeles, California. The sublease is through a related party (see Note 7).

Reclassifications - Certain 2000 accounts have been reclassified in order to conform with the 2001 presentation.

2.  DUE TO RELATED PARTY

The Company had a line of credit due to its chairman and chief executive officer ("CEO") totaling $2,475,322 at June 30, 2001. The CEO has agreed to receive Rule 144 restricted shares of common stock in exchange for the debt outstanding at $0.25 per share. The debt was reclassified as common stock subscribed at June 30, 2001 (see Note 9). In addition, the agreement with the CEO provided a stock dividend of five shares of the Company's Rule 144 restricted common stock for each dollar advanced. The Company has not issued the accumulated shares of common stock due at June 30, 2001 (15,103,450), but has recorded the commitment ($6,861,197 at June 30, 2001) as a charge to interest expense (and increase in Additional paid-in capital) in 2001 ($364,908), 2000 ($2,324,177) and 1999 ($4,172,112) based on the historical price per share of the Company's common stock at the date that the funds were advanced (see Note 9).

In addition, the Company has a note outstanding totaling $150,000 due to a Director with interest accrued at 10.0% per year. The note is due on demand.

3.  COMMON STOCK SUBSCRIBED

As noted in Note 2, common stock subscribed includes debt owed to the Company's CEO which will be exchanged for shares. Common stock subscribed also includes deposits of $553,796 received for the issuance of approximately 9 million shares of Rule 144 restricted common stock (issued subsequent to June 30, 2001) and the value of the shares due to certain officers in accordance with their respective employment agreements. The total number of shares included in common stock subscribed is approximately 48 million.

4.  SETTLEMENT AGREEMENTS

In January 2000, the Company negotiated a settlement for the offset of a vendor payable against the remaining salvage value of $42,817 in fixed assets.

In March 2000, a note holder and related party agreed to accept 7,500,000 shares of common stock in exchange for full payment of a $630,000 note, plus accrued interest. The excess of the value of the shares issued over the balance of the note and accrued interest at June 30, 1999, totaling $1,164,722, has been recorded as interest expense in the year ended June 30, 2000.

5.  INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2001 are substantially composed of the Company's net operating loss carryforwards, which expire at various dates through 2021. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Due to the complexity and uncertainty surrounding the realization of the favorable tax attributes of such net operating loss carryforwards in future tax returns, the Company has been unable to quantify its qualified net operating loss carryforwards for income tax purposes and thus has effectively recorded a valuation allowance against its otherwise recognizable deferred tax assets. Additionally, the ultimate realizability of net operating losses may be limited by change of control provisions under Section 382 of the Internal Revenue Code. Accordingly, no deferred tax asset has been reported in the accompanying balance sheet.

6.  RELATED PARTY TRANSACTIONS

The Company issued Rule 144 restricted common stock (or has committed to issue stock) to related parties as follows:

                                             Shares                  Amount

2001

Officer and employee compensation
  (includes 33,500,000 shares
  committed to be issued as of
  June 30, 2001)                            61,850,000             $ 4,917,388
Consulting                                     500,000                  27,500

Total                                       62,350,000             $ 4,944,888

2000

Officer compensation                        25,000,000             $ 6,250,000
Consulting                                   6,400,000               1,612,000
Buyout of technology                         5,000,000               1,250,000
Buyout of marketing contract                 5,000,000               1,250,000
Exchange for debt and interest
  expense on loan                            7,500,000               1,848,041

Total                                       48,900,000             $12,210,041

Brazil Operations - During 1998, 1999 and 2000, the Company's CEO personally funded the start-up of a sales representative office in Brazil (Platforms Wireless International Corporation Do Brazil - a related party) and certain other expenses associated with the operations of the Company. The expenses incurred by the CEO on behalf of the Company cannot be quantified or identified with sufficient accuracy as to determine and validate their benefit to the Company. The CEO has agreed to personally absorb these costs and, accordingly, no such amounts have been reflected in the financial statements.

Issuance of Unrestricted Securities - During fiscal 2001, the Company issued 24.075 million shares of unrestricted stock pursuant to consulting agreements with InterMedia Marketing ("InterMedia", a related party) and an individual, dated in 1998 and 1999.

14,450,000 shares were directed by InterMedia to be issued to a company, Benefit Consultants ("BC") which in turn agreed to sell the shares and loan the proceeds from the sale (less a 3% commission) to the Company ($958,150 outstanding at June 30, 2001).

7,625,000 were directed by InterMedia to be issued to an officer of the Company (3.0 million) and to providers for services rendered to the Company. The Company has recorded $1,068,000 in selling, general and administrative expenses and $730,000 in officer compensation to account for and reflect these issuances in the financial statements.

The Company's legal counsel has advised management and notified the Company's SEC Counsel that the above transactions constitute a violation of certain securities laws regarding the sale of unregistered securities.

2,000,000 shares were issued to an individual (owner of BC) pursuant to a consulting agreement.

The above stock issuances relate to services which were performed prior to June 30, 2000, for which the Company was covered by an Indemnification Agreement, signed by certain officers of the Company, which indemnified the Company for any debt or shares owed, but not recorded, as of June 30, 2000. Accordingly, under the subject Company indemnification provisions, certain key officers of the Company's management have agreed to take corrective action and reverse the stock issuance impact of the subject transaction, by returning to the Company for cancellation, 29,475,000 shares of their personal stockholdings.

Officer Borrowings - Certain officers have also personally borrowed funds from BC. Total monies borrowed and collateralized by accrued salaries due from the Company, amounted to approximately $284,000 as of June 30, 2001.

See Note 7 for leases with related parties.

7.  COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its Los Angeles, California office facility on a month-to-month basis with a related party. Minimum rent of $570 per month plus parking is due and payable. The Company has a facility in Texas which requires monthly payments of $847 through June 30, 2002. The Company's facility in San Diego required monthly payments of $3,153 and expired July 31, 2001. The Company also pays the Company's CEO $1,000 per month for the use of a home office and office equipment. Rent expense in 2001, 2000 and 1999 totaled $50,837, $23,485 and $33,414, respectively.

Employment Agreements - The Company has employment agreements for its key officers. Approximately 34 million shares were issued subsequent to June 30, 2001 for obligations as of that date.

In addition, see Notes 2 and 6 regarding additional transactions with related parties.

Independent Contractor Agreements - In May 2000, the Company entered into an independent contractor agreement for operations in Brazil. In addition to fee, cost and bonus commitments, up to 7,270,000 shares of common stock may be issued to a related party (officer of the Company), based on the sales performance criteria specified in the agreement. As of June 30, 2001, no amounts or shares are due under that agreement.

Contingencies - Through March 2002, the Company did not carry general liability or workers' compensation coverage, nor was it self-insured. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. As of March 30, 2002, there were no known liability claims.

During fiscal years 1999 through 2001, the Company issued approximately 118 million shares of common stock for services, comprised of approximately 90.5 million shares of Rule 144 restricted common stock, and 27.5 million shares of unrestricted common stock, representing an aggregate recorded market value equivalency in the financial statements of approximately $30,000,000.

The Company has not filed any Internal Revenue forms related to the stock issuances of Rule 144 Restricted Common Stock. Management believes, based on the advice of Corporate Counsel, that it was not required to make any 1099 or W-2 filings on Rule 144 Restricted Common Stock issuances at the time such stock was issued. Therefore, no amounts have been reserved or recorded in the Company's books, or reflected in the Company's financial statements for any taxes, penalties and/or applicable interest, should the Company have been required, or in the future be required, to make such filings and provisions for the three fiscal years ended June 30, 2001.

Private Placements of Securities - During May 2000, the Company entered into an agreement with American Blue Sky Legal Services and DRTV Unit Investment Trust ("DRTV") for the sale of 2,000,000 shares of common stock with warrants for $500,000. The agreement provided for the proceeds from the sale, net of expenses, be remitted to the Company. It is management's belief that there are funds due to the Company from the sale of warrants. Management intends to request an accounting of all sales of warrants and any monies due to the Company from American Blue Sky Legal Services and DRTV. No amounts have been accrued as of June 30, 2001.

During fiscal 2001, the Company sold shares of common stock through a Private Placement Memorandum ("PPM"). The shares included warrants to purchase twice the number of original shares issued at prices ranging from $0.25 to $1.25 per share. The warrants expire at various periods through two years after the date of purchase and are immediately exercisable.

The table below summarizes warrants outstanding at June 30, 2001:

                                                                  Weighted
                                                                   Average
                Warrants                         Exercise         Exercise
               Outstanding      Expiration         Price            Price

DRTV             1,000,000      July 31, 2001      $1.00            $1.00

PPM (Class A,                   January 2002
  B and C)      13,476,000       to May 2003       $0.25 - $1.25    $0.69

Total           14,476,000

Effective July 31, 2001, the Company reduced the exercise price of its Class A warrants (6,738,000) from $0.25 to $0.01 per share.

Legal - The Company was notified in March 1999, by the Securities and Exchange Commission ("SEC"), of its intention to investigate the Company for possible violations in connection with the offer or sale of its securities. Current management intends to fully cooperate with the SEC and believes that the ultimate outcome will not have a material impact on the Company's financial position. Management has consulted with its legal counsel and, as of March 30, 2002, the Company has not received any indication that the SEC intends to bring charges, although there can be no assurance that such charges may not eventually be filed.

The Company has also violated certain securities laws. Under a Company indemnification agreement, certain senior, key officers have agreed to take corrective action, by reversing the stock issuance impact of the subject transactions, and returning to the Company for cancellation, 29,475,000 shares from their personal stockholdings (see Notes 6 and 9).

The Company has received a demand for approximately $250,000 from a former supplier regarding unpaid invoices. As of March 30, 2002, no lawsuits have been filed in this matter. The Company is in negotiations with the supplier to seek a settlement. The Company has accrued $250,000 for this matter in the fiscal 2001 financial statements.

8.  MANAGEMENT PLANS (UNAUDITED)

The Company is currently in the process of raising funds through a private placement offering restricted to "Qualified Investors" of up to 60 million shares of common stock. The offering agreement provides for warrants to purchase up to an additional 120 million shares of common stock at prices ranging from $.01 (Special Class A Warrants) to $1.25 per share. Through March 30, 2002, the Company has raised approximately $710,000, net of commissions and expenses of $570,000, since June 30, 2001. Management believes that available cash resources from its line of credit agreement with its chairman and the completion of its private placement will be sufficient to meet its cash flow requirements through June 30, 2002. Management has developed alternate plans which include, but are not limited to, raising additional debt and equity financing and identifying companies with additional complementary services for merger or acquisition with the Company.

9.  SUBSEQUENT EVENTS (UNAUDITED)

In August 2001, the Company issued 768,520 shares of Rule 144 restricted stock to the owner of Benefit Consultants. The owner of Benefit Consultants had previously agreed to issue 384,260 shares of unrestricted stock held by him to a private investor (who in turn paid the Company approximately $54,000) in exchange for double the shares in Rule 144 restricted stock. The Company's legal counsel has advised management and notified the Company's SEC Counsel that the subject transaction constitutes a violation of certain securities laws regarding the sale of unregistered securities.

In September 2001, the Company issued 55,250,000 shares of its restricted common stock to its CEO in exchange for amounts due for debt ($2,475,322 at June 30, 2001), interest, salaries and bonuses due him. Subsequently, the CEO agreed to return approximately 9,600,000 shares due to an error in the original calculation of the shares due to him.

In March 2002, the Company is in negotiations with Benefit Consultants concerning the issuance of shares of Rule 144 restricted common stock of the Company in exchange for the outstanding debt ($1,039,150 at March 30, 2002).

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Platforms Wireless
                                           International Corporation


Dated: May 7, 2002                         By: /s/  William C. Martin
                                           William C. Martin, CEO

                         Special Power of Attorney

     The undersigned constitute and appoint William C. Martin their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:


Signature                    Title                             Date

/s/  William C. Martin       Chief Executive                  May 7, 2002
William C. Martin            Officer/Chairman of the Board

/s/  Robert D. Perry         President/Director               May 7, 2002
Robert D. Perry

/s/  Charles D. Nelson       Senior Vice President/Chief      May 7, 2002
Charles D. Nelson            Financial Officer (principal
                             financial and accounting
                             officer)/Director

/s/  Forrest W. Brown        Senior Vice                      May 7, 2002
Forrest W. Brown             President/Secretary/Advisory
                             Counsel/Director

/s/  William C. Martin, Jr.  Vice President, Corporate        May 7, 2002
William C. Martin, Jr.       Marketing/Director

/s/  Nelson Wong             Controller/Director              May 7, 2002
Nelson Wong

/s/  Richard N. Cody         Director                         May 7, 2002
Richard N. Cody

/s/  Col. Robert Ettinger    Director                         May 7, 2002
Col. Robert Ettinger

                                EXHIBIT INDEX

Number                      Exhibit Description

1     Broker-Dealer Agreement between the Company and Amerivet
      Securities, Inc., dated October 20, 2001 (see below).

3.1   Certificate of Incorporation, dated December 2, 1992 (see below).

3.2   Amended and Restated Certificate of Incorporation, dated
      July 16, 1996 (see below).

3.3   Amendment to the Certificate of Incorporation, dated August
      7, 2000 (see below).

3.4   Amended Certificate of Incorporation, dated August 21, 2000
      (see below).

3.5   Amended Certificate of Incorporation, dated January 24,
      2001 (see below).

3.6   Bylaws, dated December 3, 1992  (see below).

4.1   Purchase Agreement between the Company and DRTV Unit
      Investment Trust, dated May 10, 2000 (see below).

4.2 Form of subscription agreement between the Company and investors (see below).

4.3   Form of Class A Warrant issued by the Company (see below).

4.4   Form of Class B Warrant issued by the Company (see below).

4.5   Form of Class C Warrant issued by the Company (see below).

10.1  Consulting Services Agreement between the Company and
      InterMedia Marketing Group, dated April 6, 1998 (see below).

10.2  Amendment to Consulting Services Agreement between the
      Company and InterMedia Video Marketing Group, dated
      February 24, 1999 (see below).

10.3  Amendment to Consulting Services Agreement between the
      Company and InterMedia Video Marketing Group, dated March
      25, 1999 (see below).

10.4  Promissory Note issued by the Company in favor of William
      C. Martin, Sr., dated July 15, 1999 (see below).

10.5  Amendment to Consulting Services Agreement between the
      Company and InterMedia Video Marketing Group, dated August
      30, 1999 (see below).

10.6  Promissory Note issued by the Company in favor of Richard
      N. Cody, Jr., dated October 14, 1999 (see below).

10.7 Lease Agreement between the Company and Americel S.A., dated April 5, 2000 (see below).

10.8  Independent Contractor Agreement between the Company and
      Victor Ziller, dated May 9, 2000 (see below).

10.9  Employment Agreement between the Company and Francois
      Draper, dated June 15, 2000 (see below).

10.10 Memorandum of Understanding between the Company and Composite Optics, Incorporated, dated June 16, 2000 (see below).

10.11 Executive Employment Agreement between the Company and
      William C. Martin, Sr., dated July 1, 2000 (see below).

10.12 Executive Employment Agreement between the Company and
      William C. Martin, Jr., dated July 1, 2000 (see below).

10.13 Executive Employment Agreement between the Company and
      Robert D. Perry, dated July 1, 2000 (see below).

10.14 Executive Employment Agreement between the Company and
      Charles B. Nelson, dated July 1, 2000 (see below).

10.15 Executive Employment Agreement between the Company and
      Nelson Wong, dated July 1, 2000 (see below).

10.16 Promissory Note issued by the Company in favor of Tax
      Directors, Inc. dba Benefit Consultants, dated October 15,
      2000 (see below).

10.17 Promissory Note issued by the Company in favor of TechnoCom
      Corporation, dated October 31, 2000 (see below).

10.18 Indemnification Agreement issued in favor of the Registrant by William C. Martin and Charles Nelson, dated March 30,
      2001 (see below).

10.19 Business Consulting Contract between the Company and Chapin
      & Associates, dated April 1, 2001 (see below).

10.20 Independent Sales & Marketing Contractor Agreement between the Company and John Shaw, dated June 16, 2001 (see below).

10.21 Termination Agreement between the Company and Francois
      Draper, dated July 10, 2001 (see below).

10.22 Executive Employment Agreement between the Company and
      Robert Harris, dated August 1, 2001 (see below).

10.23 Executive Employment Agreement between the Company and
      Donald G. Gravalec, dated November 7, 2001 (see below).

24    Special Power of Attorney (see signature page).